TABLE OF CONTENTS

INTERIM REPORT JANUARY — JUNE 2012

INTRODUCTORY NOTES	3

HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

Interim Management Report	4
Consolidated Interim Financial Statements — IFRS	26
Responsibility Statement	49

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

IFRS and Non-IFRS Financial Data	50
Multi-Quarter Summary	54

ADDITIONAL INFORMATION

Financial Calendar, Investor Services, Addresses, and Imprint	55

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 Zwischenberichterstattung (DRS 16). We prepared the financial data in the Half-Year Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to June 30, 2012. This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This interim group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the interim review of SAP Group operations, condensed interim consolidated financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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BASIS OF PRESENTATION

Forward-Looking Statements

This half-year financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this half-year financial report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” ”future trends,” “guidance,” “intend,” “may,” ”might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results both our Annual Report for December 31, 2011, and Annual Report on Form 20-F for December 31, 2011, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank; the International Monetary Fund; the Organisation for Economic Co-operation and Development; and the German Federal Bank. This type of data represents only the estimates of these respective information sources. SAP does not adopt or endorse any of this statistical information. In addition, although we believe that data from these companies is generally reliable, these data could be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on June 30, 2012, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx.

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ECONOMIC CONDITIONS

Global Economic Trends

Global economic growth has weakend slightly in the first half of 2012 .In the second quarter, the economic plight of several European countries, for example, has proved detrimental.

In most of the industrialized countries outside the euro zone, economic growth was low. Restrictive political measures and weaker domestic and export demand caused the economy to slow somewhat in the emerging markets. But the economy remained stable in the emerging markets and thus was a solid contributor to worldwide growth.

A look into the regions

The situation in the euro zone defined the picture in the Europe, Middle East, and Africa (EMEA) region: Gross domestic product (GDP) in the euro zone did not change in the first quarter but waned slightly in the second quarter. This in turn increased market uncertainty and burdened confidence in the economy. The German economy was nevertheless able to record positive growth rates for the first half of the year.

The Americas region was characterized by moderate economic growth in the United States, where demand from the private sector increased. Consumers thus proved to be the new drivers of economic growth – a role previously played by government stimulus programs.

The Asia Pacific Japan (APJ) region experienced a convergence of opposites: On the one hand, the Japanese economy began to grow again following the 2011 recession, primarily due to consumer and government spending. On the other hand, the Chinese economy started in the first half of the year on an unusually weak note – sluggish demand from the euro zone affected its export trade and resulted in the slowest growth rate since the beginning of 2009.

The IT Market

In the first half of 2012, the global IT market grew in the mid-single digit percentage range. Growth was somewhat slower than in 2011 but in the expected range. Reason is primarily the unexpectedly strong growth seen in the previous year. This was particularly evident in the United States, where in 2011 IT spending growth reached its highest level in ten years. Growth rates for IT spending were far above the global average in the first two quarters of 2012 as well, albeit at a lower level than in the previous year.

The mobile devices and applications segment was the main driver of growth in the IT market in the first six months of the year. The level of growth would have been several percentage points lower without this contribution. The non-mobile hardware market stabilized and ended the period growing faster than other market segments. Growth in the software segment was steady.

A look into the regions

First-half the Europe, Middle East, and Africa (EMEA) region IT market growth was minimal. It was held back by the debt crisis in Western Europe. Many companies reduced their IT spending and governments canceled or renegotiated IT contracts.

Half-year IT spending growth in the Americas region was higher than the global average in all market segments. The Latin American markets recorded double-digit growth, compensating the weaker performance in North America.

In the Asia Pacific Japan (APJ) region, the hardware market was particularly strong in the first half of the year and gained some ground on software and services compared with the previous year. IT growth stagnated in Japan, where spending increased only in the software segment, by a few percentage points. By contrast, the emerging markets, particularly in China (albeit at a declining rate) and India, continued to record double-digit growth.

MISSION AND STRATEGY

In the first six months of 2012, we had no changes in our mission or our strategy. For a detailed description of our mission and strategy, see page 69 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F.

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SAP CELEBRATES 40 YEARS OF INNOVATION

Forty years ago, five visionaries – Hasso Plattner, Dietmar Hopp, Klaus Tschira, Hans-Werner Hector, and Claus Wellenreuther – had an idea to help companies run their businesses better, faster, and more efficiently using software solutions. On April 1, 1972, they founded a company called Systemanalyse und Programmentwicklung, a small enterprise that would later become known as SAP.

Today, SAP AG is the market leader in enterprise application software, employing 60,972 people in over 50 countries and serving more than 195,000 customers worldwide. Three in four Forbes 500 companies run SAP software, which powers 80% of the companies on the Dow Jones Sustainability Index and 85% of the top 100 most valued brands in the world. SAP’s theme for its anniversary year is Forty Years of Helping the World Run Better and We’re Just Getting Started.

On April 29, 2012, SAP celebrated its 40th anniversary with a Gala Charity Concert at the National Theater in Mannheim, Germany. Guest of honor was Queen Silvia of Sweden, founder and patron of the World Childhood Foundation, of which SAP is a founding member. Over €200,000 was raised for the charity, which is dedicated to providing education and opportunities to marginalized children.

To help spur entrepreneurship in emerging economies, SAP and Ashoka Changemakers have invited entrepreneurs to participate in a global competition: The Power of Small: Entrepreneurs Strengthening Local Economies. The competition seeks organizations and partnerships that have innovative strategies to help emerging entrepreneurs and small businesses thrive in underserved communities. All finalists will be invited to SAPPHIRE NOW in Madrid, Spain, from November 13 to 15, 2012, where four winners will be announced. Winners will receive a cash prize, a technology donation, as well as promotion and networking opportunities with SAP executives and SAP customers at SAPPHIRE NOW.

Further activities during this anniversary year include the launch of Project Inspiration, an interactive exhibit at headquarters in Walldorf that highlights SAP’s spirit of innovation, and a Web magazine named SAP Milestones. Employees around the globe have been invited to participate in numerous initiatives, and the Company also expanded its 2012 employee share matching plan in celebration of the anniversary.

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PORTFOLIO OF SOFTWARE AND SERVICES

In the first half of 2012, we added to our portfolio of software and services. For a detailed description of our portfolio of software and services, see page 76 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F.

Held in Orlando, Florida, May 14 to 16, 2012, this year’s SAPPHIRE NOW connected more than 75,000 attendees on site, online, and through social media. The message for attendees was clear – SAP is for every company, every person, and every type of data. SAP is committed to solving previously unsolvable business problems and helping companies succeed in the intelligence economy.

Applications

In late May we announced a series of innovations to our line of business finance offerings that aim to improve processes used to conduct financial close and external reporting. Enhancements to the SAP Disclosure Management application and SAP Financial Closing cockpit are intended to deliver increased process efficiency, greater accuracy as well as savings in cost and time.

During the second quarter, we were named by Gartner Inc. as the overall leader in worldwide supply chain management solutions. According to Gartner’s report, Market Snapshot: Supply Chain Management Software, Worldwide, 2011, SAP continues to rank at No. 1 based on revenue.

Similarly, Gartner named SAP the overall market share leader in the worldwide customer relationship management (CRM) market. According to the firm’s report, Market Share Snapshot: CRM Software, 2011, SAP remained No. 1 with 19.3% of the total CRM market based on revenue for 2011, which grew 16.3% compared to 2010.

SAP was also identified as a leader in IDC’s Worldwide Financial Performance, Strategy Management, and GRC Applications 2011 Vendor Shares report.

Following its commitment to deliver regular and digestible innovation to customers, in February SAP announced the second wave of extensive usability and functionality improvements for industry and line-of-business solutions. Launched in October 2011, the accelerated delivery model for SAP Business Suite software allows the delivery of incremental updates without disrupting customers’ business. The innovations will include new user experiences for professional and casual users.

Analytics

At SAPPHIRE NOW in May, we announced SAP Visual Intelligence, software that allows employees and lines of business to creatively visualize and analyze information and apply it to individual and group decision-making. A desktop version of SAP BusinessObjects Explorer software, SAP Visual Intelligence is powered by the SAP HANA platform and empowers users to perform data discovery regardless of their technical skills.

In April, SAP announced SAP BusinessObjects Predictive Analysis software. The new offering aims to equip more people with a tool for predictive modeling and advanced visualization. The software is intended to harness the full value of “big data” when coupled with the power and speed of the SAP HANA platform, enabling organizations to reveal untapped opportunities and hidden risks and act upon them. Customers use the software for insight into large volumes of data. Examples include understanding how historical sales and costs can translate to future performance; comparing predicted results to goals; revealing the causes of customer dissatisfaction and employee turnover; showing how past and emerging trends impact the bottom line.

In March, SAP announced support for the SAP HANA platform from the SAP Planning and Consolidation application version for SAP NetWeaver. The power of SAP HANA dramatically enhances unified planning, budgeting, forecasting, and consolidation processes.

Also in March, we announced the availability of SAP Financial and Controlling Accelerator software powered by the SAP HANA platform. The software enables customers to leverage data effectively in order to gain a competitive edge while unlocking opportunities to improve financial performance. To help ensure quicker time to value, SAP Finance and Controlling Accelerator is available as a rapid-deployment solution.

In February, SAP won two governance, risk and compliance (GRC) Technology Innovation awards from Corporate Integrity, a respected analyst firm. The awards recognized SAP’s “bow-tie” builder, which is part of the SAP Risk Management application; and SAP’s Mobile GRC applications, which include the SAP GRC Access Approver and the SAP GRC Policy Survey. SAP was the only vendor to receive more than one award this year.

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Earlier this year, the SAP Planning and Consolidation application was awarded the top mark of “especially excellent” by the EBS Executive Education program of the EBS University of Business and Law in Wiesbaden, Germany.

Mobile

At SAPPHIRE NOW in May, SAP and Capgemini announced an agreement to co-develop a mobile sales execution solution and a joint go-to-market plan for the next five years. This follows the mobility agreement Capgemini signed with SAP and Sybase in September 2011. SAP and Capgemini will design a mobile application for companies selling products via mobile direct store delivery. The solution is expected to be based on the Sybase Unwired Platform.

Also at SAPPHIRE NOW, we announced a new wave of mobile apps designed to help people work more efficiently. With the help of a thriving partner ecosystem, the new SAP mobile apps provide real-time mobile access to human resources, sustainability, finance, sales, and mobile commerce functions. This includes updated versions of existing SAP mobile apps available on more mobile platforms, including Apple, Android and RIM BlackBerry. The new mobile apps extend SAP’s commitment to drive mobile innovation from the enterprise to consumers.

SAP and Amazon chose SAPPHIRE NOW as the forum to announce that the SAP Afaria mobile device management solution is available on Amazon Web Services (AWS) Marketplace, providing a convenient, reliable and cost-effective way for customers to effectively manage and secure their enterprise mobile applications and corporate-liable and personally-owned devices. The availability of the fully configured SAP Afaria 7.0 server on the AWS Marketplace gives customers the ability to immediately take advantage of a comprehensive mobile management platform with the click of a mouse.

The 7.0 release of Afaria was unveiled in late February at the 2012 Mobile World Congress in Barcelona. With this release, SAP aims to allow enterprise IT to more effectively manage mobile applications and devices through a new user interface (UI) for simplified administration, improved workflow, and enterprise integration capabilities.

With enterprises mobilizing more key business functions and allowing employees to work at anytime and from anywhere via mobile devices, managing and securing these mobile environments has never been more critical. The new release of Afaria provides a consumer-like mobile experience in the enterprise while simplifying management and reducing IT costs.

Innovations like these helped position SAP in the leaders quadrant of Gartner’s Magic Quadrant for Mobile Application Development Platforms report. In its May report, Gartner recognized SAP as a market leader for its ability to execute and completeness of vision.

Database and Technology

In mid-June, we proudly looked back on the first year of SAP HANA. Major milestones achieved in the past 12 months include: more than 350 customers; over 150 implemented projects; 16 customers with more than 10,000-times performance improvement over disk-based databases.

At SAPPHIRE NOW in May, SAP announced the continued expansion of the capabilities and scale of the SAP HANA platform to ease developer adoption. This included the release of service pack 4, new access to a development sandbox for SAP HANA in the cloud via AWS, and the next step in a program encouraging startups to develop on SAP HANA.

We also announced new applications built on the SAP HANA platform at SAPPHIRE NOW. These real-time solutions aim to help customers drive new business value with advanced reporting, analysis and planning capabilities in the context of their lines of business and industries. They include the SAP Sales and Operations Planning application, the SAP Cash Forecasting analytic application, the SAP Planning and Consolidation application, the SAP Collections Insight analytic application, the SAP Sales Pipeline Analysis analytic content, the SAP Bank Analyzer rapid-deployment solution for financial reporting with SAP HANA, the SAP Deposits Management rapid-deployment solution for transaction history analysis with SAP HANA, and the SAP Supplier InfoNet site.

In April, SAP announced its innovation road map to help transform the database and mobile markets. At a press conference held in San Francisco, we unveiled our vision for the SAP real-time data platform, comprising the SAP HANA platform, Sybase data management offerings, and SAP solutions for enterprise information management.

Among the provisions of the road map, SAP Sybase ASE is intended as a supported option for SAP Business Suite applications while SAP HANA is

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planned to augment the extreme transactions of SAP Sybase ASE with real-time reporting capabilities. In addition, SAP Sybase IQ is envisioned to share common capabilities and life-cycle management with the SAP HANA platform.

In February, we announced two new offerings that will deliver the benefits of the SAP HANA platform to small businesses and midsize enterprises (SMEs).

With analytics powered by SAP HANA for the SAP Business One application and SAP HANA, Edge edition, SMEs will be able to leverage powerful in-memory technology from SAP. By helping organizations act on information as it happens, SAP HANA revolutionizes decision-making, by increasing the speed of existing processes and accessing large amounts of data in shorter periods of time.

Analytics powered by SAP HANA for SAP Business One are intended to provide a cost-effective new combination of a special product version of SAP HANA designed with the needs of small businesses in mind. Targeted at companies using SAP Business One, the channel-only solution aims to offer a small-scale, easy-to-use SAP HANA-based application including operational reporting with SAP Crystal Reports software.

Also in February, SAP announced that Sybase has been positioned by Gartner, Inc. in the leaders quadrant of the Magic Quadrant for Data Warehouse Database Management System report based on evaluation of Sybase IQ software. As the world’s leading column-based enterprise data warehouse, with more than 2,100 customers in more than 4,000 projects worldwide, Sybase IQ delivers faster, more accurate results for mission-critical business intelligence (BI), data warehousing, predictive analytics and reporting solutions on industry standard hardware and operating systems to enterprises across the globe. In combination with BI technology from SAP, Sybase IQ provides a comprehensive data warehousing and database platform to meet customer needs.

In March, we won the 2012 German Innovation Award, in the Large Company category, for our SAP HANA software. The award honors outstanding pioneer innovations of German companies whose innovative drive help change businesses and markets. It was set up by the German Innovation Award initiative, whose partners include the companies Accenture GmbH, EnBW Energie Baden-Württemberg AG, Evonik Industries AG, and the German publication WirtschaftsWoche.

We also took steps to make SAP HANA more affordable and accessible to a wide range of customers. For example, one SAP customer deployed SAP HANA in just 16 days using SAP ERP rapid-deployment solution for operational reporting with SAP HANA.

Cloud

In the first quarter, we reported on enhancements to our cloud offerings that were made possible by our acquisition of SuccessFactors in February. With SuccessFactors founder and CEO Lars Dalgaard at its helm, the newly formed Cloud business unit, serving more than 17 million users, will concentrate on four solution areas aimed at helping customers manage their most business-critical assets and relationships. The cloud portfolio will focus on the following solution areas: employees, financials, customers, and suppliers.

Announced at SAPPHIRE NOW in Orlando, these solutions are planned to be offered in a consistent way and seamlessly integrated into enterprise resource planning (ERP) business software.

SAP plans to deliver its cloud solutions as a set of best-of-breed applications. We plan to offer customers the choice and flexibility to adopt these applications at their own pace, as their business needs evolve. When used together, these applications offer the value of a single solution with a consistent user and customer experience, process and data integrity.

In March, SAP announced several more key updates across its growing portfolio of cloud offerings, including line-of-business application services. New and existing customers alike are responding to our set of cloud solutions, including SAP Sourcing OnDemand, SAP Sales OnDemand and SAP Travel OnDemand.

In February, SAP and SuccessFactors announced their unified product direction for human capital management (HCM) solutions. The combined portfolio will provide end-to-end integrated solutions to help with some of the biggest challenges that companies around the world are facing across all lines of business: managing their talent and turning their strategies into actions and results.

SuccessFactors will continue to support an open approach to connecting with third-party solution providers. Approximately 14% of SuccessFactors customers currently run their systems side-by-side with SAP software. In addition to providing enhanced value for joint customers, SAP and

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SuccessFactors will accelerate the development of integration solutions with third-party solution providers.

Our cloud-based SAP Business ByDesign solution became generally available in February 2012. As larger clients adopt the solution for their subsidiary operations in increasing numbers, SAP Business ByDesign continues to broaden its capabilities and integration scenarios for subsidiaries, as well as implementing additional SAP Best Practices packages to improve implementation and provide greater consistency than ever before. SAP Business ByDesign clients can now adapt and configure the system to industries without customization, and customers can access the system from anywhere via mobile and Web devices.

Generally available since July 2011 and designed to empower salespeople to sell more effectively, the SAP Sales OnDemand solution continues on a rapid pace of innovation. With a third wave released in only nine months, the solution now offers native integration with the SAP CRM application, support of further mobile devices and languages including Italian and Portuguese.

SAP also announced the SAP Business One OnDemand solution, a new cloud offering hosted by partners that aims to build upon the broad market success of the SAP Business One application, addressing small enterprise preferences for minimal up-front cost and lower IT operations.

Industries

One of the ways we deliver real innovation to customers is through our deep industry expertise. Through our expertise in 24 industries, we help customers to implement software innovations to realize more value from their business. In the second quarter, we performed strongly in financial services, retail, and professional services.

In June, SAP announced new rapid-deployment solutions for banks that simplify and accelerate the implementation of technology and banking practices. SAP Rapid Deployment solutions address a need for banks to be flexible in competitive markets following the financial crisis. During the second quarter, SAP offered a total of 35 new rapid deployment solutions for applications ranging from supply chain management to human resources.

In May, SAP announced the availability of the SAP Situation Awareness rapid-deployment solution for public sector with SAP HANA. The new solution provides real-time situational awareness to police and first responders as they deal with crime and emergencies.

At SAPPHIRE NOW, SAP announced that it will work closely with Citi and The Royal Bank of Scotland (RBS) to co-innovate a cloud-based services platform. The interoperable, multi-bank platform aims to seamlessly integrate banks with their corporate customers. A combination of SAP’s expertise in enterprise resource planning, treasury management software and new cloud services technologies is driving the solution development. Together with the industry expertise and global networks of Citi and RBS, SAP aims to deliver a new, innovative solution to the corporate banking marketplace.

In January, SAP announced a strategic expansion of its solution portfolio for retail organizations. The enhanced SAP Forecasting and Replenishment application enables retailers and other consumer-facing companies to analyze consumer demand in real time and to manage their supply chains accordingly. It is in general availability since the second quarter of 2012.

In the same month, we introduced the SAP Sales Analysis for Retail analytic application powered by the SAP HANA platform. The application aims to offer prebuilt data models, key performance indicators (KPIs), role-specific dashboards, and customized reports to provide retailers with a deeper understanding of all factors influencing the merchandizing life cycle.

As the retail industry is inundated with large volumes of data, businesses need accurate insight into customer demand, along with a clear understanding of the impact of their promotions on stock levels and profits. SAP HANA provides retailers with real-time access to critical information and allows for real-time interactive analysis not possible with traditional database technology. For retailers operating in separate sales, inventory and promotions systems, SAP Sales Analysis for Retail aims to provide the integration needed for vastly improved scalability and performance.

Also in January, SAP was positioned by Gartner Inc. in the leaders quadrant of the 2011 Magic Quadrant for International Retail Core Banking report. The report recognized SAP for its “ability to execute” and its “completeness of vision.” This recognition demonstrates SAP’s strong position in the bank technology ecosystem and how SAP’s integrated approach to standardized core banking systems continues to resonate with banks.

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CUSTOMERS

Here are some examples of key customer wins in the second quarter: Crocs, a leading maker of footwear, chose to move to SAP from their existing software vendor. Japan Post Holdings, replaced their Oracle system with SAP BusinessObjects software. TUI Travel, plc plans to replace its existing financial system in the UK and Central European subsidiaries. Grupo Pao de Acucar, a Brazilian retailer, chose our SAP HANA and mobile innovations. Canadian Pacific, a Canadian rail company, chose Sybase ASE. The NBA – the professional basketball league in the United States – selected SAP’s analytics solutions.

RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 13% to €1,091 million in the first six months of 2012 compared to €966 million in the corresponding period in 2011.

The amounts for 2012 include R&D expense for SuccessFactors, but the comparator amounts for 2011 do not include SuccessFactors numbers.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first six months of 2012 was 15.1%, which is 0.2 percentage points less than the 15.3% recorded for the first six months of 2011. Despite our acquisition of SuccessFactors, on the non-IFRS numbers, the portion of total revenue we spent on R&D in the first six months of 2012 was 14.1%, a 0.5 percentage point decrease in comparison with the portion in the first six months of the previous year, which was 14.6%.

We had 17.331 full-time equivalent (FTE) employees working in research and development teams on June 30, 2012, an increase of 9% compared with June 30, 2011 (June 30, 2011: 15,898; December 31, 2011: 15,861). This growth reflects mainly the addition of research and development employees from SuccessFactors.

At the end of 2011, we announced the opening of our innovation center in Skolkovo, Russia. We will have 70 employees there by the end of 2012; this number will increase to 250 by the end of 2015. SAP plans to invest around €45 million in the new innovation center by 2015. The experts in this new SAP Labs location do research and development primarily in the areas of in-memory computing, analytics, and security of mobile networks.

In addition, we opened an SAP development center in Singapore in January 2012, in a joint project with the Singapore Economic Development Board (EDB) and the National Research Foundation (NRF). The center is one of the largest of its kind in the world. It functions as the center for coordinating all research and development activities of SAP in the Asia-Pacific-Japan region.

Accenture and SAP opened an Innovation Center for SAP Solutions in Beijing, China in May 2012. The center brings together Accenture’s functional and industry expertise with innovative business solutions based on SAP technologies, including the SAP HANA platform, advanced analytics, mobility and cloud computing. The center is designed to help organizations glean deeper insights from data, improve decision-making processes, and embrace the power of SAP HANA and mobile technologies to deliver information anytime, anywhere.

The innovation center in Beijing will localize the solutions that can be applied to help address China’s growing business demands in all industries and will showcase how Chinese customers can benefit from the innovation developments to improve company performance.

An integral part of the center is Accenture’s “Day in the Life” scenarios for a large variety of industries and businesses including telecom, retail, utility, chemical, consumer goods and service, and mining. These scenarios create an immersive environment that showcases how technologies and solutions are used in the execution of industry-specific business processes and helps our customers envision the art of the possible, supports them in developing a technology roadmap to sustain their innovation agenda and allows them to validate their business case through ‘try and buy’ proof of concept.

ACQUISITIONS

In February 2012, SAP acquired SuccessFactors – a provider of cloud-based human capital management solutions. With this merger, SAP seeks to strengthen its position as provider of cloud solutions, platforms, and infrastructures considerably and create an end-to-end offering of cloud and on-premise solutions for managing major business processes. For more information, see note (4) in the Notes to the Interim Financial Statements.

February 2012 also saw us acquire software and associated assets of datango AG. Software from datango AG helps companies improve their employees’ efficiency (Workforce Performance).

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This acquisition augments our portfolio of education services software. Customers receive powerful, easy-to-use software tools for use in user training courses, knowledge management, and performance management.

In May 2012, we announced that SAP and Ariba have entered into an agreement that SAP acquire Ariba, the leading cloud-based business commerce network. The acquisition will combine Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud. We expect to close the acquisition at the end of the third or in the fourth quarter after all regulatory evaluations and approvals. For more information, see note (4) in the Notes to the Interim Financial Statements.

In June 2012, we acquired Syclo, a leading provider of solutions for asset management, for the field service and inventory management. The addition of Syclo’s expertise in building and selling mobile solutions in industries such as utilities, oil and gas, life sciences, and manufacturing will enhance SAP mobile solutions. Syclo has more than 600 customers in 39 countries across all major asset and mobile-intensive industries.

GROWTH PLANS FOR EMERGING MARKETS

SAP continues to invest in regions whose economies are growing – or have the potential to grow – faster than the global average.

In our 2011 Annual Report, for example, we announced our plan to invest US$2 billion in China by 2015 as part of our growth and innovation strategy. We continue to build a strong organization with solid leadership in China. In the first half of 2012, we added 200 sales professionals to our staff there and have therefore increased our sales force in China by 50%. We have also opened new offices in the cities of Beijing, Shenzhen, and Wuhan. We believe that adequate coverage is the key to success in China due to the size and structure of the country, so we have introduced a more regional and specialized sales coverage model.

We have relocated the global headquarters of our support organization to China. Since then, we have worked successfully together with major Chinese enterprises on their strategic long-term business transformation.

Accenture and SAP opened an innovation center in Beijing in May, 2012. For more information, see the Research and Development section.

In March, SAP announced a four-year plan worth US$450 million to up-skill local talent and drive sustainable innovation and growth in the Middle East and North Africa (MENA) region. The decision highlights the region as a fast-growth market and an integral part of our overall business strategy.

EMPLOYEES

Thanks chiefly to our employees’ enthusiasm, SAP is regularly recognized as an employer of choice in markets around the world. Examples of recent awards we gained are:

•	SAP Labs listed as one of ten finalists in “India’s Best Companies for Rewards & Recognition – 2012,” a study by Great Place to Work Institute and Edenred.

•	SAP received “European IT Workplace of the Year 2012 Award,” from Best Quality Institute (BQI), BITKOM, and European Commission.

•	SAP Hungary selected in Hungary “Most Desired Employer 2012” by Aon Hewitt and AISEC.

•	SAP America listed in Glassdoor’s “2012 50 Best Places to Work.”

•	SAP Canada included in “Top 100 Employer Choices 2012” of Canadian students in the National Post.

At the end of the first six months of 2012, we had 60,972 full-time equivalent (FTE) employees worldwide (June 30, 2011: 54,043; December 31, 2011: 55,765) – an increase of 5,207 compared to year end 2011. Of these, 2,042 are additional positions resulting from business combinations (especially SuccessFactors) in the first six months of 2012. In addition, the company increased its headcount to capture future growth opportunities.

Our overall employee headcount on June 30, 2012 included 16,531 FTEs based in Germany (June 30, 2011: 15,740; December 31, 2011: 16,011), and 12,246 based in the United States (June 30, 2011: 10,241; December 31, 2011: 10,598).

In the first six months of 2012, we introduced two new share-based compensation plans: the

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Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. These two new plans acknowledge the employees’ contributions toward achieving the company’s ambitious 2015 targets. For more information, see note (14) in the Notes to the Interim Financial Statements.

ORGANIZATION AND CHANGES IN MANAGEMENT

In the middle of April 2012, the SAP Supervisory Board appointed Lars Dalgaard to the SAP Executive Board. In addition, SAP has created a Global Managing Board in May 2012 to lead the company. This body was established in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. All Executive Board members as well as Robert Enslin will join the Global Managing Board.

After the full integration of Sybase and the recent acquisition of SuccessFactors, the establishment of the Global Managing Board will help SAP drive innovation and scale faster in its core markets as well as in new categories: mobile, database/in-memory and cloud. A re-assignment of responsibilities within this expanded leadership team will help the company further strengthen its focus on customers, growth and operational excellence.

SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe will continue to concentrate on SAP’s strategy development and execution. They will oversee and drive strategy and the innovation portfolio across all markets, further deepen key relationships with customers and partners, and forge operational excellence across all board areas.

Robert Enslin will assume responsibility for all global sales and ecosystem and channel activities. He will add thrust to our go-to-market and strengthen relationships with our customers. The Global Customer Operations organization and Robert Enslin will continue to report to Bill McDermott.

Lars Dalgaard will lead the Company’s new cloud business unit, which combines all cloud assets of SAP and SuccessFactors, to drive market leadership in the cloud for businesses.

Gerd Oswald will be responsible for all on-premise delivery, including development of applications, global services, and business solutions, as well as the SAP Active Global Support organization. This will enable SAP to simplify the consumption of on-premise solutions and accelerate innovation without disruption for SAP customers.

Vishal Sikka continues to be responsible for technology and innovation. In his role as chief technology officer (CTO), he is responsible for all technology of the Company as well as for research and incubation. He specifically drives development in the areas of analytics, database and technology, mobile and the flagship in-memory computing platform SAP HANA.

Werner Brandt remains chief financial officer of SAP, overseeing all finance and administration functions. He also continues as acting labor relations director and chief human resources officer. Luisa Deplazes Delgado will assume responsibility for all human resources functions after she takes up her post as Chief Human Resources Officer.

In July 2012, the Supervisory Board appointed Luisa Deplazes Delgado to the Executive Board. She will be our chief human resources officer and labor relations director from September.

Luisa Deplazes Delgado will drive and enhance our strategic people agenda, focusing on leadership development, talent development, recruitment, employee engagement, and organizational design and simplification.

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OPERATING RESULTS, FINANCES, AND ASSETS

In the sections that follow, our operating results, finances, and assets are discussed in detail.

As a result of placing greater focus on cloud computing, we revised the presentation of our software and software-related service revenue as of January 1, 2012, and year-over-year figures have been adjusted accordingly. This creates more transparency regarding software and software-related service revenue, particularly with respect to revenue from cloud subscriptions and support. They are no longer recorded under the subscription and other software-related service revenue item, but instead shown as a separate item within the software and software-related services revenue (SSRS revenue).

Revenue from long-term license agreements and all other revenue previously shown under software and software-related service revenue have been split into their respective software and support components and recorded under the items software and support.

As a result of these adjustments, the subscription and other software-related service revenue row has been deleted, and revenue for software and for support has increased for 2011. This change is merely a reclassification that only affects items within SSRS revenue. The overall sum of SSRS revenue and thus the total revenue are not affected.

Note: In the discussion of our assets, financial position, and income, the financial data displayed for 2012 contain the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors on a pro rata basis effective February 21, 2012. SuccessFactors numbers are thus not included in the data for 2011. On a stand-alone basis, SuccessFactors achieved a year-over-year increase of 112% in its 12-month subscription billings from new business (i.e. new and upsell subscription billings) in the first quarter (compared to their second quarter 2011). The respective increase in the first half of 2012 was 94%.

Performance Against Our Outlook for 2012 (Non-IFRS)

In this section, all discussion of the first six months contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are therefore not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Operational Targets for 2012 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures — SAP Group 4/1/- 6/30/2012 (Non-IFRS)

€ millions, unless otherwise stated	4/1/ - 6/30/2012	4/1/ - 6/30/2011	Change in %	Non-IFRS Change in % (constant currency)
Software	1,059	838	26	19
Support	2,014	1,745	15	10
Cloud subscriptions and support	69	4	1,625	1,450
Software and software-related service revenue	3,142	2,587	21	15
Total revenue	3,916	3,308	18	12
Operating expense	–2,743	–2,289	20	14
Operating profit	1,173	1,019	15	8
Operating margin in %	30.0	30.8	–0.8pp	–1.2pp
Profit after tax	831	703	18	n.a.
Effective tax rate in %	25.6	27.2	–1.6pp	n.a.
Earnings per share – basic in €	0.70	0.59	19	n.a.

Actual Performance in the Second Quarter of 2012 (Non-IFRS)

In the second quarter of 2012, software and software-related service revenue (non-IFRS) increased 21% over the same period in the previous year to €3,142 million (Q2 2011: €2,587 million). On a constant currency basis, the increase was 15%, of which 2 percentage points were ascribable to SuccessFactors.

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Included in our our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €69 million (Q2 2011: €4 million), an increase of 1,625% compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors. The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Non-IFRS total revenue in the same period was €3,916 million (Q2 2011: €3,308 million), an increase of 18%. On a constant currency basis, the increase was 12%.

Non-IFRS operating profit was €1,173 million (Q2 2011: €1,019 million), an increase of 15% (8% at constant currencies).

The operating margin (non-IFRS) decreased 0.8 percentage points to 30.0% in the second quarter of 2012 compared to the prior year’s second quarter (Q2 2011: 30.8%). At constant currencies, the operating margin (non-IFRS) decreased by 1.2 percentage points, of which 1.0 percentage points were ascribable to the acquisition of SuccessFactors. Non-IFRS operating profit and non-IFRS operating margin for the second quarter 2012 were impacted by severance expenses which amounted to €31 million (2011: €12 million).

In the second quarter of 2012, non-IFRS profit after tax was €831 million (Q2 2011: €703 million), an increase of 18%. Non-IFRS basic earnings per share was €0.70 (Q2 2011: €0.59), an increase of 19%.

The non-IFRS effective tax rate in the second quarter of 2012 was 25.6% (Q2 2011: 27.2%). The year over year decrease in the effective tax rate mainly arises from the regional allocation of income.

Key Figures — SAP Group 1/1/-6/30/2012 (Non-IFRS)

€ millions, unless otherwise stated	1/1/ - 6/30/2012	1/1/ - 6/30/2011	Change in %	Non-IFRS Change in % (constant currency)
Software	1,696	1,453	17	11
Support	3,968	3,470	14	10
Cloud subscriptions and support	104	8	1,200	1088
Software and software-related service revenue	5,768	4,931	17	12
Total revenue	7,273	6,349	15	10
Operating expense	–5,266	–4,551	16	12
Operating profit	2,007	1,798	12	6
Operating margin in %	27.6	28.3	–0.7pp	–1.1pp
Profit after tax	1,414	1,231	15	n.a.
Effective tax rate in %	26.7	28.9	–2.2pp	n.a.
Earnings per share – basic in €	1.19	1.04	14	n.a.

Actual Performance in the First Half of 2012 (Non-IFRS)

In the first half of 2012, software and software-related service revenue (non-IFRS) increased by 17% over the same period in the previous year to €5,768 million (first half of 2011: €4,931 million). On a constant currency basis, the increase was 12%, of which almost 2 percentage points were ascribable to SuccessFactors.

Included in our our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €104 million (first half of 2011: €8 million), an increase of 1,200% compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Non-IFRS total revenue in the same period was €7,273 million (first half of 2011: €6,349 million), an increase of 15%. On a constant currency basis, the increase was 10%.

Non-IFRS operating profit was €2,007 million (first half of 2011: €1,798 million), an increase of 12% (6% at constant currencies).

The operating margin (non-IFRS) decreased in the first half of 2012 by 0.7 percentage points to 27.6%

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compared to the prior year’s first half (first half of 2011: 28.3%). At constant currencies, the operating margin (non-IFRS) decreased by 1.1 percentage points to 27.2%, of which 0.8 percentage points were ascribable to the acquisition of SuccessFactors. Non-IFRS operating profit and non-IFRS operating margin for the first half of 2012 were impacted by severance expenses which amounted to €41 million (2011: €25 million).

In the first half of 2012 non-IFRS profit after tax was €1,414 million (first half of 2011: €1,231 million), an increase of 15%. Non-IFRS basic earnings per share was €1.19 (first half of 2011: €1.04), an increase of 14%. The non-IFRS effective tax rate in the first half of 2012 was 26.7% (first half of 2011: 28.9%). The year over year decrease in the effective tax rate mainly arises from the regional allocation of income.

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Key Figures SAP Group in the Second Quarter of 2012 (IFRS)

€ millions, unless otherwise stated	4/1/ - 6/30/2012	4/1/ - 6/30/2011	Change	Change in %
Software	1,059	838	221	26
Support	2,013	1,737	276	16
Cloud subscriptions and support	52	4	48	1,200
Software and software-related service revenue	3,124	2,579	545	21
Total revenue	3,898	3,300	598	18
Operating expense	–2,977	–2,443	–534	22
Operating profit	921	857	64	7
Operating margin in %	23.6	26.0	–2.4pp	n.a.
Profit after tax	661	588	73	12
Effective tax rate in %	23.6	26.9	–3.3pp	n.a.
Headcount in full-time equivalents (June 30)	60,972	54,043	6,929	13
Days sales outstanding in days (June 30)	61	63	–2	–3
Earnings per share – basic in €	0.55	0.49	0.06	12

OPERATING RESULTS IN THE SECOND QUARTER (IFRS)

Orders

The total number of software deals we closed decreased slightly from the comparator amount in the second quarter of 2012 to 14,681 (Q2 2011: 14,826). The average value of software orders we received showed an increase of 32% compared with the previous year.

Revenue

In the second quarter of 2012, software revenue was €1,059 million (Q2 2011: €838 million), an increase of 26% compared to the same period in 2011. Software revenues in the second quarter of 2012 included amounts of €85 million (Q2 2011: €22 million) from SAP HANA and €54 million (Q2 2011: €27 million) from Mobile solutions. SAP also saw significant traction in strategic industries, with financial services and retail both growing more than 60 percent in software revenue, and solid growth across manufacturing, which grew more than 20 percent in software revenue.

Total revenue was €3,898 million (Q2 2011: €3,300 million), an increase of 18% compared to the same period in 2011.

Operating Expenses

In the second quarter of 2012, our operating expenses increased by 22% to €2,977 million (Q2 2011: €2,443 million).

The increase in operating expenses is mainly due to the increased headcount and due to increased share-based payment expenses.

Operating Profit and Margin

In the second quarter of 2012, operating profit increased by 7% over the same period in the previous year to €921 million (Q2 2011: €857 million).

Our operating margin decreased by 2.4 percentage points to 23.6% (Q2 2011: 26.0%). SAP introduced two new share-based compensation plans at the beginning of the year: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. In this context, our expenses for the share-based payment plans increased to €98 million in the second quarter of 2012 (Q2 2011: €32 million). Those expenses narrowed our operating margin in the second quarter of 2012 by 2.5% (Q2 2011: 0.9%).

Profit after Tax and Earnings per Share

In the second quarter of 2012 profit after tax was €661 million (Q2 2011: €588 million), an increase of 12%. Basic earnings per share was €0.55 (Q2 2011: €0.49), an increase of 12%.

The effective tax rate in the second quarter of 2012 was 23.6% (Q2 2011: 26.9%). The year over year decrease in the effective tax rate mainly arises from the regional allocation of income.

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Key Figures SAP Group in the First Half of 2011

€ millions, unless otherwise stated	1/1/ - 6/30/2012	1/1/ - 6/30/2011	Change	Change in %
Software	1,696	1,453	243	17
Support	3,966	3,445	521	15
Cloud subscriptions and support	81	8	73	913
Software and software-related service revenue	5,743	4,906	837	17
Total revenue	7,248	6,324	924	15
Operating expense	–5,696	–4,870	–826	17
Operating profit	1,551	1,454	97	7
Operating margin in %	21.4	23.0	–1.6pp	n.a.
Profit after tax	1,104	991	113	11
Effective tax rate in %	25.0	28.6	–3.6pp	n.a.
Earnings per share – basic in €	0.93	0.83	0.10	12

OPERATING RESULTS (IFRS)

Orders

The total number of software deals we closed grew slightly in the first half of 2012 to 28,207 (first half of 2011: 28,116). The value of software orders we received showed an increase of 21% compared with the previous year.

Revenue

In the first half of 2012, software revenue was €1,696 million (first half of 2011: €1,453 million), an increase of 17% compared to the same period in 2011. Software revenue in the first half of 2012 included €113 million (first half of 2011: €26 million) from SAP HANA and €75 million (first half of 2011: €43 million) from Mobile solutions.

Our revenue from cloud subscriptions and support was €81 million (first half of 2011: €8 million), an increase of 913% compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Total revenue was €7,248 million (first half of 2011: €6,324 million), an increase of 15% compared to the same period in 2011.

Operating Expenses

In the first six months of 2012, our operating expenses increased by 17% to €5,696 million (first half of 2011: €4,870 million). The increase in operating expenses is mainly due to the increased headcount and due to increased share-based payment expenses.

Operating Profit and Margin

In the first six months of 2012, operating profit increased by 7% over the same period in the previous year to €1,551 million (first half of 2011: €1,454 million).

Our operating margin decreased by 1.6 percentage points to 21.4% (first half of 2011: 23.0%). In the first half of 2012, SAP introduced two new share-based payment plans at the beginning of the year: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. In this context, our expenses for the share-based payment plans increased to €181 million in the first half of 2012 (first half of 2011: €84 million). Those expenses narrowed our operating margin in the first half of 2012 by 2.5% (first half of 2011: 1.3%).

Profit after Tax and Earnings per Share

In the first six months of 2012, profit after tax was €1,104 million (first half of 2011: €991 million), an increase of 11%. Basic earnings per share was €0.93 (first half of 2011: €0.83), an increase of 12%.

The effective tax rate in the first half of 2012 was 25.0% (first half of 2011: 28.6%). The year over year decrease in the effective tax rate mainly arises from the regional allocation of income.

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FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first half of 2012 was €2,400 million (June 30, 2011: €2,269 million), our highest first half figure ever. The improvement in operating cash flow is due to better management of working capital focusing on receivables, which on January 1, 2012, were 13% higher than in the previous year thanks to the Company’s business success in 2011. In the second quarter operating cash flow was impacted by higher tax payments.

Group liquidity stood at €3,595 million on June 30, 2012 (December 31, 2011: €5,601 million). Group liquidity comprised cash and cash equivalents totaling €3,376 million (December 31, 2011: €4,965 million) and short-term investments totaling €219 million (December 31, 2011: €636 million).

Group Liquidity of SAP Group

€ millions	June 30, 2012	December 31, 2011	Change
Cash and cash equivalents	3,376	4,965	–1,589
Short-term investments	219	636	–417
Group Liquidity — gross	3,595	5,601	–2,006
Current bank loans	1,102	101	1,001
Current private placement transactions	188	423	–235
Current bonds	0	600	–600
Net liquidity 1	2,305	4,477	–2,172
Non-current bank loans	2	1	1
Non-current private placement transactions	1,079	1,240	–161
Non-current bonds	1,600	1,600	0
Net liquidity 2	–376	1,636	–2,012

Net liquidity 1 is total group liquidity minus current bank loans, private placement transactions, and bonds.

Net liquidity 2, defined as net liquidity 1 minus non-current bank loans, private placement transactions, and bonds, was € -376 million (December 31, 2011: €1,636 million). The reduction compared to December 31, 2011, is mainly attributable to dividend payments and expenses related to the acquisition of SuccessFactors: SAP took a short-term bank loan to support the financing. The improvement in operating cash flow in the first half of 2012 had a compensating effect.

In 2009, SAP AG issued several promissory notes (Schuldscheindarlehen) that mature in 2012 and 2014. Due to our strong cash position, we decided to repay two tranches of the 2014 promissory notes with variable interest rates prematurely in July and September 2012. The total amount to be redeemed is €188 million. With these repayments we are able to further decrease our financing costs and optimize our financial result.

Free Cash Flow and Days Sales Outstanding

Our free cash flow and our days’ sales outstanding (DSO) on June 30, 2012 were as follows:

Free Cash Flow

€ millions	1/1 - 30/6/2012	1/1 - 30/6/2011	Change in %
Free cash flow	2,125	2,021	5

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days Sales Outstanding

	June 30, 2012	June 30, 2011	Change in days
Days sales outstanding (DSO) in days	61	63	–2

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €24,488 million on June 30, 2012, an increase of €1,261 million since December 31, 2011, that arose primarily out of the SuccessFactors acquisition.

The equity ratio on June 30, 2012, was 52% (December 31, 2011: 55%) and thus remained relatively stable.

Investments

Investments in intangible assets and property, plant, and equipment increased significantly in the first six months of 2012 to €3,339 million (first half 2011: €248 million). This increase is due to our acquisition of SuccessFactors and is mainly attributable to additions to goodwill and intangible assets.

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Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €57.2 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €12.8 billion at the end of the first half of 2012 (December 31, 2011: €12.7 billion). This means that the market capitalization of our equity is 347% higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2011 Interbrand annual survey of the Best Global Brands, SAP is ranked the 24th most valued brand in the world, our highest rank to date.

SUSTAINABILITY

Sustainability is core to our strategic vision of helping the world run better and improving people’s lives.

In July 2012, SAP released its quarterly sustainability update for the second quarter of 2012 (preliminary and unaudited). The key information in summary:

Our greenhouse gas (GHG) emissions for the first two quarters totaled 275 kilotons – an increase of 14% compared to the first two quarters of 2011. This increase is primarily due to increased business activity that led to a significant rise in air travel. On the other hand, we reduced emissions through a higher share of renewable energy in the United States and Canada. If our efforts to reduce emissions do not take hold, there is a risk that we might not meet our year-end emissions target of 480 kilotons. Our GHG emissions for the second quarter totaled 130 kilotons compared to 125 kilotons in the second quarter 2011.

Part of our overall sustainability goal is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the second quarter of 2012, the Company employed 19.0% women in management, compared to 18.2% at the end of June 2011. SAP has set a long-term target to increase the percentage of women in management to 25% by the year 2017, and has started a variety of internal activities, including mentoring and coaching.

An important factor for our success is our ability to attract and retain talented employees. At the end of the second quarter of 2012, the employee retention rate was round 94% (93% at the end of the second quarter of 2011). We define the employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents) in the last 12 months.

In the second quarter, SAP’s sustainability efforts were recognized with the SAM Sustainability Awards (Gold Class and Software Sector Lead). We also won two 2012 Social Innovation Awards presented by JustMeans in recognition of our Sustainability Report.

For more information on our sustainability performance and achievements, see our annual sustainability report at www.sapsustainabilityreport.com.

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SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX, the index of 30 German blue chip companies, the Dow Jones EURO STOXX 50, the S&P North American Technology Software Index, and the TechPGI.

SAP stock outperformed the comparator indexes in the first six months of 2012: The SAP stock price advanced 14%, while the DAX 30 rose by only 8.8% and the EURO STOXX 50 declined by 2.2% in the same period.

In the second quarter, SAP stock broadly tracked the market. It ceded 11.1%, while the DAX and EURO STOXX slipped 7.6% and 8.6% respectively. From a starting point of €52.36 (Xetra closing price) on March 30, SAP stock climbed to its peak for the quarter on the next day of trading, April 2, when it reached €53.21. Subsequently, the stock exchanges suffered repeated setbacks as a result of the volatile political situation in Greece, uncertainties over Spain’s troubled banking sector, and concerns about global economic growth. On May 22, SAP announced its planned acquisition of Ariba, a U.S. company specializing in cloud solutions.

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At the Annual General Meeting of Shareholders of SAP, held at the SAP ARENA in Mannheim, Germany, on May 23, 2012, the shareholders accepted all of the board recommendations with a clear majority and formally approved the actions taken by the Executive Board and the Supervisory Board in fiscal year 2011. They resolved that a dividend of €1.10 per share be paid for 2011, including a special dividend of €0.35 per share to celebrate SAP’s 40th anniversary. This represents an overall increase of 83% compared to the previous year’s dividend. The total amount distributed in dividends for 2011 was around €1.3 billion (2010: €713 million), resulting in a 38% (2010: 39%) payout ratio of profit after tax.

The shareholders consented to the system of Executive Board compensation and elected KPMG as the auditor of the financial statements and group financial statements for fiscal year 2012. The Supervisory Board of SAP was also newly elected. Information about the members of the Supervisory Board is posted at http://www.sap.com/corporate-en/investors/governance/supervisory/index.epx. The invitation, agenda items, voting results, speeches, and other information are available at http://www.sap.com/corporate-en/investors/governance/meetings/index.epx.

As a result of the ex-dividend effect and a generally weak market environment, SAP stock fell to its second-quarter low point of €44.16 on June 4, before rallying slightly to end the quarter at €46.55. The results of the European Union Summit in Brussels gave the markets a significant boost at the end of the month.

With the Xetra closing price at €46.54 on June 29, 2012, SAP’s market capitalization was €57.2 billion based on 1,228 million outstanding shares. Deutsche Börse uses the free-float factor to weight companies in the DAX. The free-float factor for SAP was 73.33% on June 29, 2012, resulting in a free-float market capitalization on the same date of approximately €41.93 billion. When measured by its free-float market capitalization on June 29, 2012, SAP was the fourth-largest company listed on the DAX. However, measured by its total market capitalization of €57.2 billion, it was the second-largest DAX company.

Additional information about SAP common stock is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F, on Quotron under SAGR.EU, and on the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see note 13 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2011, and are discussed more fully in our 2011 Annual Report and our Annual Report on Form 20-F for 2011. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EVENTS AFTER THE END OF THE QUARTER

In July 2012 the SAP Supervisory Board appointed Luisa Deplazes Delgado as a member of the SAP Executive Board. She will begin in September 2012 and will be based in Walldorf. For more information, see the Organization and Changes in Management section.

OUTLOOK

Future Trends in the Global Economy

Global economic development is expected to remain sluggish over the remainder of 2012. Structural obstacles, weak employment and housing markets, and necessary corporate balance sheet restructuring will cloud the economic outlook in the industrialized economies. In comparison, the emerging and developing economies are expected to see relatively solid economic growth for the rest of the year.

A look into the regions

Growth in the Europe, Middle East, and Africa (EMEA) region will continue to depend on economic developments in the euro zone. The economy there is expected to recover very slowly from the euro crisis, or even stagnate. Continuing pressure on a number of government bond markets, fiscal consolidation in the financial services and other industries, and high unemployment will slow the momentum. The course of the euro crisis over the next six months remains to be seen. Thanks to strong domestic demand, the German economy will continue to grow more quickly than the economies of other euro zone countries.

The trends in the U.S. economy will be a key factor in the second half of the year in the Americas region: As more government stimulus measures end, the American economy will be increasingly supported by consumer demand. This will stabilize

22	INTERIM MANAGEMENT REPORT

U.S. economic growth. However, persistent uncertainty on the global financial markets makes it difficult to foresee whether this recovery will last.

Analysts predict that in the Asia Pacific Japan region, Japanese government will devote the coming months to reducing its national debt and expect them to introduce a consolidation program. As in previous months, reconstruction work will strengthen the economy, and demand for exports will gradually increase until year’s end. In China, economic growth will accelerate in the third and fourth quarters of the year and then stabilize at a higher level.

Future Trends in the IT Market

On the global market, 2012 spending will grow faster than previously expected. Overall growth will be in the mid-single digit percentage range, but it will be less than in 2011.

Looking at the market segments, mobile devices and applications will act as catalysts. The expected introduction of Microsoft Windows 8 in the fall is likely to energize the IT market as well.

The growth of IT spending is expected to be driven by the strong American market. At the same time, improved conditions in Japan will have a positive impact on growth. Plus, the emerging markets will record a considerably higher-than-average rate of growth.

A look into the regions

Shaping the Europe, Middle East, and Africa (EMEA) region in 2012 is the economic crisis in Western Europe, which will cause IT spending in the region to grow more slowly than the global average. Many European companies will cut back their spending and consumer confidence will fall; IT spending in the euro zone will therefore not record any noticeable increase.

By contrast, IT spending in the Americas region will grow faster than the global average. This will be primarily due to the double-digit growth rates in Latin America. In the United States, growth is expected to be near the global average, which is higher than most other important industrialized nations.

Markets in the Asia Pacific Japan (APJ) region will continue to show striking differences: Although the Japanese market has slowly recovered from the natural and ecological disasters in 2011, IT spending will nevertheless only increase at a moderate pace. In stark contrast to this, China and India: Their IT economies, as in the year before, will enjoy double-digit growth in 2012, although the Chinese growth figures will be lower than in 2011.

Forecast for SAP

Operational Targets for 2012 (Non-IFRS)

Revenue and Operating Profit Outlook

SAP reiterates the following outlook for the full-year 2012:

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

The Company projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%).

The growth we expect in software and software-related service revenue (non-IFRS) is based on our expectation of double-digit growth, at constant currencies, in our software revenue. The increase we expect in non-IFRS operating profit is based on the expectation that the operating margin, not including the SuccessFactors acquisition, will increase by 50 basis points due to increased total revenue and efficiency gains.

We are committed to our ambitious goal of doubling last year’s HANA software revenue to at least €320 million and last year’s mobile software revenue to €220 million.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

INTERIM REPORT JANUARY – JUNE 2012	23

The following amounts represent the first half year of 2011 and the first half year of 2012 actual differences between IFRS and non-IFRS measures on operating profit as well as the estimates for 2012:

Non-IFRS Measures

(€ millions)	Actual Amounts from 1/1 - 6/30/2012	Actual Amounts from 1/1 - 6/30/2011	Estimated amounts for 1/1 - 12/31/20121)
Deferred revenue write-down	25	25	between 60 and 80
Discontinued activities2)	–5	12	less than 10
Stock-based compensation expenses3),4)	181	84	between 400 and 440
Acquisition-related charges5)	250	222	between 480 and 520
Restructuring	4	1	less than 25

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2012 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2012 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3)

Our share-based compensation expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2012 may differ significantly from these estimates.

4)

The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2012 differ significantly from these estimates.

5)

The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2012 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2011 Annual Report have changed as follows:

Our net liquidity position was slightly below zero on June 30, 2012. Our earlier expectation that net liquidity would be positive at the end of 2012 was based on the assumption that we would not make any major acquisitions. However, acquiring Ariba would take the position further into the negative. The maturities of our financial debt are such that we expect to reduce it in stages from our strong cash flow. We plan to return to positive net liquidity in the medium term. We will consider issuing new debt, such as bonds or private placements in the United States, only if market conditions are advantageous. In these circumstances, we have no plans to repurchase stock for treasury in the second half of 2012.

Excepting acquisitions, our planned capital expenditures for 2012 will be covered in full by operating cash flow and will chiefly be spent on new information technology.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries.

We plan to continue our dividend policy, which is that the payout ratio should be approximately 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2012 from major acquisitions except that of SuccessFactors.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2011 Annual Report and our 2011 Annual Report on Form 20-F did not change in the first six months of 2012. We still aim to increase our revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

24	INTERIM MANAGEMENT REPORT

•	We want to become a profitable market leader in cloud computing, generating €2 billion revenue in this segment by 2015.

•	We want to become the fastest-growing provider of databases and technology.

Our plan is for indirect sales (partner revenue) to be contributing up to 40% of software revenue by 2015.

INTERIM REPORT JANUARY – JUNE 2012	25

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information about the Consolidated Financial Statements	35
(2) Scope of Consolidation	35
(3) Summary of Significant Accounting Policies	35
(4) Business Combinations	36
(5) Employee Benefits Expense and Headcount	38
(6) Income Tax	39
(7) Earnings per Share	39
(8) Other Financial Assets	40
(9) Trade and Other Receivables	40
(10) Financial Liabilities	41
(11) Total Equity	41
(12) Contingent Liabilities	42
(13) Litigation and Claims	42
(14) Share-Based Payment Plans	44
(15) Other Financial Instruments	45
(16) Segment and Geographic Information	45
(17) Related Party Transactions	48

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS

For the three months ended June 30

€ millions, unless otherwise stated	Note	2012	2011	Change in %
Software		1,059	838	26
Support		2,013	1,737	16
Cloud subscriptions and support		52	4	1,200
Software and software-related service revenue		3,124	2,579	21
Consulting		617	579	7
Other services		157	142	11
Professional services and other service revenue		774	721	7
Total revenue		3,898	3,300	18

Cost of software and software-related services		–568	–495	15
Cost of professional services and other services		–644	–558	15
Total cost of revenue		–1,212	–1,053	15
Gross profit		2,686	2,247	20
Research and development		–568	–468	21
Sales and marketing		–972	–743	31
General and administration		–222	–170	31
Restructuring		–4	–1	>100
TomorrowNow litigation		–2	–10	–80
Other operating income/expense, net		3	2	50
Total operating expenses		–2,977	–2,443	22
Operating profit		921	857	7

Other non-operating income/expense, net		–45	–35	29
Finance income		28	20	40
Finance Cost TomorrowNow litigation		0	0	0
Other finance costs		–39	–38	3
Finance costs		–39	–38	3
Financial income, net		–11	–18	–39
Profit before tax		865	804	8

Income tax TomorrowNow litigation		1	0	N/A
Other income tax expense		–205	–216	–5
Income tax expense	(6)	–204	–216	–6
Profit after tax		661	588	12
Profit attributable to non-controlling interests		0	1	–100
Profit attributable to owners of parent		661	587	13

Basic earnings per share, in €*	(7)	0.55	0.49	12
Diluted earnings per share, in €*	(7)	0.55	0.49	12

*	For the three months ended June 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,192 million) and 1,189 million (diluted: 1,189 million), respectively (treasury stock excluded).

INTERIM REPORT JANUARY – JUNE 2012	27

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended June 30

€ millions	2012	2011
Profit after tax	661	588
Items that will not be reclassified to profit and loss
Actuarial gains (losses) on defined benefit pension plans	–6	2
Income tax relating to items that will not be reclassified	2	–1
Other comprehensive income after tax for items that will not be reclassified to profit and loss	–4	1
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	335	–12
Available-for-sale financial assets	–2	17
Cash flow hedges	–17	–11
Income tax relating to items that will be reclassified	16	0
Other comprehensive income after tax for items that will be reclassified to profit and loss	332	–6
Other comprehensive income net of tax	328	–5
Total comprehensive income	989	583
– attributable to owners of parent	989	582
– attributable to non-controlling interests	0	1

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30

€ millions, unless otherwise stated	Note	2012	2011	Change in %
Software		1,696	1,453	17
Support		3,966	3,445	15
Cloud subscriptions and support		81	8	913
Software and software-related service revenue		5,743	4,906	17
Consulting		1,214	1,148	6
Other services		291	270	8
Professional services and other service revenue		1,505	1,418	6
Total revenue		7,248	6,324	15

Cost of software and software-related services		–1,106	–990	12
Cost of professional services and other services		–1,268	–1,134	12
Total cost of revenue		–2,374	–2,124	12
Gross profit		4,874	4,200	16
Research and development		–1,091	–966	13
Sales and marketing		–1,802	–1,420	27
General and administration		–431	–347	24
Restructuring		–4	–1	>100
TomorrowNow litigation		5	–12	<-100
Other operating income/expense, net		1	0	N/A
Total operating expenses		–5,696	–4,870	17
Operating profit		1,551	1,454	7

Other non-operating income/expense, net		–53	–34	56
Finance income		52	49	6
Finance costs TomorrowNow litigation		–1	0	N/A
Other finance costs		–77	–81	–5
Finance costs		–78	–81	–4
Financial income, net		–26	–32	–19
Profit before tax		1,472	1,388	6

Income tax TomorrowNow litigation		–1	0	N/A
Other income tax expense		–367	–397	–8
Income tax expense	(6)	–368	–397	–7
Profit after tax		1,104	991	11
Profit attributable to non-controlling interests		0	1	–100
Profit attributable to owners of parent		1,104	990	12

Basic earnings per share, in €*	(7)	0.93	0.83	12
Diluted earnings per share, in €*	(7)	0.93	0.83	12

*	For the six months ended June 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,191 million) and 1,188 million (diluted: 1,189 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2012	29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30

€ millions	2012	2011
Profit after tax	1,104	991
Items that will not be reclassified to profit and loss
Actuarial gains (losses) on defined benefit pension plans	–3	7
Income tax relating to items that will not be reclassified	1	–3
Other comprehensive income after tax for items that will not be reclassified to profit and loss	–2	4
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	171	–168
Available-for-sale financial assets	33	11
Cash flow hedges	6	28
Income tax relating to items that will be reclassified	4	–23
Other comprehensive income after tax for items that will be reclassified to profit and loss	214	–152
Other comprehensive income net of tax	212	–148
Total comprehensive income	1,316	843
– attributable to owners of parent	1,316	842
– attributable to non-controlling interests	0	1

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2012, and December 31, 2011

€ millions	Notes	2012	2011
Cash and cash equivalents		3,376	4,965
Other financial assets	(8)	374	817
Trade and other receivables	(9)	3,185	3,493
Other non-financial assets		371	187
Tax assets		230	207
Total current assets		7,536	9,669

Goodwill		11,163	8,711
Intangible assets		2,689	2,024
Property, plant, and equipment		1,656	1,551
Other financial assets	(8)	651	538
Trade and other receivables	(9)	86	84
Other non-financial assets		50	39
Tax assets		157	146
Deferred tax assets		500	465
Total non-current assets		16,952	13,558
Total assets		24,488	23,227

INTERIM REPORT JANUARY – JUNE 2012	31

€ millions	Notes	2012	2011
Trade and other payables		899	937
Tax liabilities		303	409
Financial liabilities	(10)	1,450	1,331
Other non-financial liabilities		1,259	1,981
Provision TomorrowNow litigation		227	231
Other provisions		465	331
Provisions		692	562
Deferred income		2,862	1,046
Total current liabilities		7,465	6,266

Trade and other payables		39	43
Tax liabilities		424	408
Financial liabilities	(10)	2,754	2,925
Other non-financial liabilities		98	92
Provisions		311	268
Deferred tax liabilities		565	474
Deferred income		49	44
Total non-current liabilities		4,240	4,254
Total liabilities		11,705	10,520

Issued capital		1,228	1,228
Share premium		456	419
Retained earnings		12,260	12,466
Other components of equity		177	–37
Treasury shares		–1,347	–1,377
Equity attributable to owners of parent		12,774	12,699

Non-controlling interests		9	8
Total equity	(11)	12,783	12,707
Equity and liabilities		24,488	23,227

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30

	Equity Attributable to Owners of Parent
				Other Components of Equity
€ millions	Issued Capital	Share Premium	Retained Earnings	Exchange Differ- ences	Available- for-Sale Financial Assets	Cash Flow Hedges	Treasury Shares	Total	Non- Controlling Interests	Total Equity
01/01/2011	1,227	337	9,767	–131	16	–27	–1,382	9,807	17	9,824
Profit after tax			990					990	1	991
Other comprehensive income			4	–184	11	21		–148		–148
Comprehensive income	0	0	994	–184	11	21	0	842	1	843
Share-based payments		–11						–11		–11
Dividends			–713					–713		–713
Issuance of shares under share-based payments programs	1	30						31		31
Purchase of treasury shares							–158	–158		–158
Reissuance of treasury shares under share-based payments programs		38					166	204		204
Change in non-controlling interests			–15					–15	–8	–23
06/30/2011	1,228	394	10,033	–315	27	–6	–1,374	9,987	10	9,997
01/01/2012	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			1,104					1,104	0	1,104
Other comprehensive income			–2	177	33	4		212		212
Comprehensive income	0	0	1,102	177	33	4	0	1,316	0	1,316
Share-based payments		14						14		14
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments programs		10						10		10
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments programs		13					83	96		96
Other Changes			2					2	1	3
06/30/2012	1,228	456	12,260	158	42	–23	–1,347	12,774	9	12,783

INTERIM REPORT JANUARY – JUNE 2012	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30

€ millions	2012	2011
Profit after tax	1,104	991
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	402	357
Income tax expense	368	396
Financial income, net	26	32
Decrease/increase in sales and bad debt allowances on trade receivables	26	8
Other adjustments for non-cash items	24	10
Decrease/increase in trade receivables	362	241
Decrease/increase in other assets	–134	–74
Decrease/increase in trade payables, provisions and other liabilities	–752	–646
Decrease/increase in deferred income	1,629	1,353
Cash outflows due to TomorrowNow litigation	–4	–3
Interest paid	–96	–77
Interest received	47	37
Income taxes paid, net of refunds	–602	–356
Net cash flows from operating activities	2,400	2,269

Purchase of intangible assets and property, plant and equipment and business combinations *)	–3,006	–248
Cash payments for derivative instruments related to business combinations	–26	0
Total cash outflows for intangible assets and property, plant and equipment and business combinations	–3,032	–248
Proceeds from sales of intangible assets or property, plant, and equipment	22	18
Purchase of equity or debt instruments of other entities	–558	–730
Proceeds from sales of equity or debt instruments of other entities	941	186
Net cash flows from investing activities	–2,627	–774

Purchase of non-controlling interests	0	–21
Dividends paid	–1,310	–713
Purchase of treasury shares	–53	–158
Proceeds from reissuance of treasury shares	69	157
Proceeds from issuing shares (share-based compensation)	14	34
Proceeds from borrowings	1,002	519
Repayments of borrowings	–1,023	–1,005
Net cash flows from financing activities	–1,301	–1,187

Effect of foreign exchange rates on cash and cash equivalents	–61	16
Net decrease/increase in cash and cash equivalents	–1,589	324
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	3,376	3,842

*) In 2012 thereof: €2,731 million business combinations, net of cash and cash equivalents acquired.

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs). The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The Consolidated Interim Financial Statements for the period ended June 30, 2012 are in compliance with International Accounting Standard (IAS) 34.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report. Adjustments to the allocation of an acquisition price also result in non-material changes to some of the amounts reported in previous years.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2011, included in our 2011 Annual Report and our Annual Report 2011 on Form 20-F.

Due to rounding, numbers presented throughout this Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2011	21	182	203
Additions	4	9	13
Disposals	–2	–15	–17
December 31, 2011	23	176	199
Additions	3	39	42
Disposals	–1	–6	–7
June 30, 2012	25	209	234

The additions during the first half year of 2012 relate to legal entities added in connection with foundations and acquisitions. The disposals are due to mergers and to liquidations of non-operating acquired legal entities.

Changes in the scope of consolidation in the first half year of 2012 were not significant to our Consolidated Financial Statements except for the acquisition of SuccessFactors, described in Note (4).

For additional information on our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Consolidated Financial Statements for 2011.

(3) Summary of Significant Accounting Policies

The interim financial statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2011. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, see Note (3) in our Annual Report for 2011.

Newly Adopted Accounting Standards

The new accounting standards adopted in the first six months of 2012 did not have a material impact on our Consolidated Financial Statements. The amendments to IFRS 7 (Financial Instruments: Disclosures) detailing additional disclosures for certain transfers of financial assets have so far not necessitated any additional disclosures on our part.

INTERIM REPORT JANUARY – JUNE 2012	35

New Accounting Standards Not Yet Adopted

For detailed information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2011.

In June 2012, the European Commission endorsed the amendments to IAS 1 (Presentation of Financial Statements) and IAS 19 (Employee Benefits).

(4) Business Combinations

We acquired the following businesses during the first half year in 2012:

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Purisma Inc, Short Hills, NJ, USA	Master Data Management Solution Business	Asset Deal	n/a	January 18, 2012
datango AG, Berlin, Germany	Solution for Workforce Performance Support	Asset Deal	n/a	February 7, 2012
SuccessFactors Inc, San Mateo, CA, USA	Provider of cloud-based human capital management (HCM) solutions	Share Deal	100%	February 21, 2012
Syclo LLC, Hoffman Estates, Il, USA	Provider of enterprise mobile applications and technologies	Share Deal	100%	June 6, 2012

We acquire businesses in specific areas of strategic interest to us. The acquisitions during the first half year of 2012 were not material to SAP except for the acquisition of SuccessFactors, for which additional information is provided below.

Acquisitions of the prior year are described in the Consolidated Financial Statements in our 2011 Annual Report.

On February 21, 2012, we acquired more than 90 per cent of the outstanding ordinary shares of SuccessFactors, Inc. (NYSE: SFSF) and obtained control of SuccessFactors. After the acceptance of the tender offer, we effected a short-form merger and acquired the remaining shares for the same US$40.00 per share price that was paid in the cash tender offer.

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we expect to gain significant momentum as a provider of cloud applications, platforms, and infrastructure and to establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

Financial Impact of our Acquisitions as of the Closing Date

The following table summarizes the consideration paid, provisional estimates of the acquisition-related costs and provisional values for assets acquired, and liabilities assumed, all as recognized at the acquisition date. The initial accounting for the business combination assumed in the first quarter is provisional in our financial statements as of June 30, 2012, with respect to tax-related assets and liabilities and litigation and similar liabilities, as we are still validating our valuation assumptions. The values recorded for the acquisition of Syclo are provisional.

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

€ millions	Total	thereof SuccessFactors
Consideration
Value of acquired shares outstanding paid	2,697	2,543
Value of acquired accelerated options, stock appreciation rights and restricted stock units	116	116
Total Cash payment	2,813	2,659
Value of earned portion of converted unvested restricted stock units, restricted stocks and performance stock (valued in accordance with IFRS 2)	58	58
Assumed Liability/Unpaid purchase price	9	0
Total Consideration transferred	2,880	2,717
Acquisition related costs (includes in general and administrative expenses in our income statement)
Acquisition-related costs incurred in 2011	4	4
Acquisition-related costs recognized in 2012	8	6
Total acquisition related costs	2,892	2,727
Amounts of identifiable assets acquired and liabilities assumed expected to be recognized
Cash and cash equivalents	81	80
Other financial assets	10	10
Trade and other receivables (net of €2 million reserves)	60	59
Other non-financial assets	13	13
Property, plant, and equipment	11	10
Intangible assets	834	786
Thereof customer relationship and other intangibles	505	493
Customer relationship	480	469
Trade name	24	24
Thereof acquired technology	325	290
Thereof software and database licenses	4	3
Current and deferred tax assets	21	20
Total assets	1,030	978

Trade accounts payable	–24	–23
Financial Liabilities	–1	–1
Current and deferred tax liabilities	–167	–167
Provisions and other non-financial liabilities	–38	–35
Deferred revenue	–135	–132
Total liabilities	–365	–358

Total identifiable net assets	665	620

Recognized Goodwill	2,215	2,097

The goodwill arising from the acquisitions consists largely of the synergies and the skills and technical talent of SuccessFactors’ and the other acquired entities’ workforces. Except for the goodwill recognized from the acquisition of Syclo, goodwill recognized is not expected to be deductible for income tax purposes. The goodwill assignment to our segments has not been finalized yet.

We are still evaluating contingent liabilities but do not expect to record material amounts.

Material Acquisitions after the Close of the Reporting Period:

We announced on May 22, 2012, that SAP and Ariba, Inc. (Nasdaq: ARBA), a leading cloud-based business network, had entered into an agreement under which SAP would acquire Ariba. The acquisition will combine Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud. In this agreement, SAP offers US$45.00 per share, representing an enterprise value of approximately US$4.3 billion. We expect to close the acquisition at the end of the third or in the fourth quarter after all regulatory evaluations and approvals.

Based on preliminary valuations of the assets we will acquire, we expect the acquisition to include identifiable intangible assets in the range between US$1.8 billion and US$2 billion. We estimate that goodwill resulting from this acquisition will be in the range between US$2.3 billion and US$2.6 billion. The goodwill recognized is not expected to be deductible for income tax purposes.

INTERIM REPORT JANUARY – JUNE 2012	37

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q2 2012	1/1-6/30/2012	Q2 2011	1/1-6/30/2011
Salaries	1,405	2,682	1,180	2,348
Social security expense	186	387	150	328
Share-based payment expense	98	181	32	84
Pension expense	39	101	43	97
Termination benefits	31	41	12	25
Employee-related restructuring expenses	4	4	0	0
Employee Benefits Expense	1,763	3,396	1,417	2,882

We acquired SuccessFactors on February 21, 2012. As a result, the acquisition-related expense is only included in the data for 2012 as of the acquisition date – and not in the data for the previous year.

On June 30, 2012, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as shown in the table below. The increase in headcount in the SAP Group to 60,972 includes 2,042 employees from additions from business combinations (especially SuccessFactors) in the first half of 2012.

Number of Employees (in Full-Time Equivalents)

	June 30, 2012				June 30, 2011
Full-time equivalents	EMEA	Americas	Asia Pacific Japan	Total	EMEA	Americas	Asia Pacific Japan	Total
Software and software-related services	4,414	2,292	3,131	9,837	3,905	2,010	2,603	8,518
Professional services and other services	6,857	4,187	2,687	13,731	6,823	3,884	2,392	13,099
Research and development	8,851	3,487	4,993	17,331	8,719	3,157	4,022	15,898
Sales and marketing	5,493	5,436	2,860	13,789	4,581	4,195	2,140	10,916
General and administration	2,119	1,289	616	4,024	2,032	1,049	516	3,597
Infrastructure	1,241	738	281	2,260	1,143	623	249	2,015
SAP Group (June 30)	28,975	17,429	14,568	60,972	27,203	14,918	11,922	54,043

SAP Group (average first six months)	28,612	16,980	13,834	59,426	27,163	14,853	11,828	53,844

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q2 2012	1/1-6/30/2012	Q2 2011	1/1-6/30/2011
Cost of software and software-related services	12	18	3	7
Cost of professional services and other services	24	48	6	14
Research and development	29	44	9	26
Sales and marketing	24	45	8	20
General and administration	9	26	6	17
Share-based payments	98	181	32	84

The increase in share-based payments is mainly due to the new share-based payment plans (see Note (14)) and the rise in SAP stock in the first half of 2012.

(6) Income Tax

In the second quarter and the first half year of 2012, income taxes and the effective tax rate, each compared with the second quarter and the first half year of 2011, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q2 2012	1/1- 6/30/2012	Q2 2011	1/1- 6/30/2011
Profit before income tax	865	1,472	804	1,388
Income tax expense	–204	–368	–216	–397
Effective tax rate in %	23.6	25.0	26.9	28.6

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q2 2012	1/1-6/30/2012	Q2 2011	1/1-6/30/2011
Profit attributable to owners of parent	661	1,104	587	990
Issued ordinary shares	1,228	1,228	1,228	1,227
Effect of treasury shares	–37	–37	–39	–39
Weighted average number of shares in millions – basic	1,191	1,191	1,189	1,188
Dilutive effect of convertible bonds in millions	0	0	0	1
Dilutive effect of free-matching shares in millions	1	0	0	0
Weighted average number of shares in millions – diluted	1,192	1,191	1,189	1,189

Basic earnings per share in €, attributable to owners of parent	0.55	0.93	0.49	0.83
Diluted earnings per share in €, attributable to owners of parent	0.55	0.93	0.49	0.83

INTERIM REPORT JANUARY – JUNE 2012	39

(8) Other Financial Assets

Other financial assets comprise:

Other Financial Assets

	June 30, 2012
€ millions	Current	Non- Current	Total
Loans and other financial receivables	43	369	412
Debt investments	207	0	207
Equity investments	0	211	211
Available-for-sale financial assets	207	211	418
Derivatives	124	23	147
Investments in associates	0	48	48
Total	374	651	1,025

	December 31, 2011
€ millions	Current	Non- Current	Total
Loans and other financial receivables	269	313	582
Debt investments	400	0	400
Equity investments	0	161	161
Available-for-sale financial assets	400	161	561
Derivatives	148	17	165
Investments in associates	0	47	47
Total	817	538	1,355

(9) Trade and Other Receivables

Trade and other receivables comprise:

Trade and Other Receivables

	June 30, 2012
€ millions	Current	Non- current	Total
Trade receivables, net	3,159	0	3,159
Other receivables	26	86	112
Total	3,185	86	3,271

	December 31, 2011
€ millions	Current	Non- current	Total
Trade receivables, net	3,431	0	3,431
Other receivables	62	84	146
Total	3,493	84	3,577

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	June 30, 2012	December 31, 2011
Gross carrying amount	3,321	3,566
Sales allowances charged to revenue	–120	–94
Allowance for doubtful accounts charged to expense	–42	–41
Carrying amount trade receivables, net	3,159	3,431

In our Consolidated Income Statement, bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the trade receivable results. Sales allowances are recorded as an offset against the associated revenue item.

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(10) Financial Liabilities

Financial liabilities comprise:

Financial Liabilities

	June 30, 2012
€ millions	Current	Non-current	Total
Bank loans	1,100	2	1,102
Private placement transactions	188	1,076	1,264
Bonds	0	1,596	1,596
Other financial liabilities	162	80	242
Financial liabilities	1,450	2,754	4,204

	December 31, 2011
€ millions	Current	Non-current	Total
Bank loans	101	1	102
Private placement transactions	423	1,237	1,660
Bonds	600	1,595	2,195
Other financial liabilities	207	92	299
Financial liabilities	1,331	2,925	4,256

(11) Total Equity

Issued Shares

As at June 30, 2012, SAP AG had 1,228,339,598 no-par issued shares (December 31, 2011: 1,228,083,382) issued with a calculated nominal value of €1 per share.

In the first six months of 2012, the number of issued shares increased by 256,216 shares, thereof 0 shares in the second quarter of 2012 (first half of 2011: 826,068; Q2 2011: 55,568) resulting from the exercise of awards granted under certain share-based payment programs.

Treasury Shares

On June 30, 2012, we held 37 million treasury shares, representing €37 million or 2.98% of capital stock.

In the first half of 2012, we acquired 1.1 million shares (Q2 2012: 0 million) for treasury at an average price of approximately €48.14 per share and disposed of 2.3 million shares (Q2 2012: 1.0 million) with a purchase price of approximately €36.64 (Q2 2012: €36.80) per share.

In the first half of 2011, we acquired 3.6 million shares (Q2 2011: 0 million) for treasury at an average price of approximately €43.84 per share and disposed of 4.7 million shares (Q2 2011: 0.9 million) with a purchase price of approximately €35.56 (Q2 2011: €36.05) per share.

Share purchases and share sales in 2012 and 2011 were in connection with our share-based payment plans, which are described in Note (28) in the Annual Report for 2011.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the second quarter:

€ millions	Q2 2012	Q2 2011
Gains (losses) on exchange differences on translation	335	–12
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	335	–12
Gains (losses) on remeasuring available-for-sale financial assets	–3	17
Reclassification adjustments on available-for-sale financial assets	1	0
Available-for-sale financial assets	–2	17
Gains (losses) on cash flow hedges	–28	–11
Reclassification adjustments on cash flow hedges	11	0
Cash flow hedges	–17	–11

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first half year:

€ millions	1/1-6/30/2012	1/1-6/30/2011
Gains (losses) on exchange differences on translation	171	–168
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	171	–168
Gains (losses) on remeasuring available-for-sale financial assets	32	11
Reclassification adjustments on available-for-sale financial assets	1	0
Available-for-sale financial assets	33	11
Gains (losses) on cash flow hedges	–12	19
Reclassification adjustments on cash flow hedges	18	9
Cash flow hedges	6	28

INTERIM REPORT JANUARY – JUNE 2012	41

(12) Contingent Liabilities

For a detailed description of our contingent liabilities, see our 2011 Annual Report, Notes to the Consolidated Financial Statements section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2011, except in the following respect: In preparation for the Ariba acquisition, SAP entered into a forward contract to secure the purchase price. The forward contract is contingent upon the closure of the acquisition and might have an impact on future cash flows and earnings.

For information about contingent liabilities related to litigation, see Note (13).

(13) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$272 million which remains unchanged (US$ 272 million as at December 31, 2011, US$1,3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. As set forth in CSB’ expert report, CSB is now claiming nearly US$300 million in past damages. The trial has been postponed pending settlement discussions.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer's profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury's damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. The new trial has been scheduled for August 2012.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. SAP is appealing.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by

INTERIM REPORT JANUARY – JUNE 2012	43

elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court's Markman ruling. The hearing for the appeal was held in May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court's determination that IBM does not infringe the patents.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €85 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For income-tax risk-related litigation see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (11).

(14) Share-Based Payment Plans

For a detailed description of our share-based payment plans, see our 2011 Annual Report, Notes to the Consolidated Financial Statements section, Note (28), or our Annual Report 2011 on Form 20-F.

The outstanding equity-settled bonus shares under SMP programs entitle their holders to the following numbers of shares:

Outstanding Restricted Shares

number in thousands	June 30, 2012	December 31, 2011
Share Matching Plan 2010 (Bonus shares)	516	532
Share Matching Plan 2011 (Bonus shares)	463	473
Share Matching Plan 2012 (Bonus shares)	2,957	0

EPP and LTI Plan 2015

In the first quarter of 2012, SAP implemented two new share-based payment plans: An Employee Participation Plan (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for Executive Board members. The two new plans are designed to reward participants for their contribution to achieving the Company’s ambitious 2015 goals.

The plans are focused on SAP’s share price and on targets derived from the Company’s 2015 strategy. They award virtual shares, called restricted share units (RSUs), to participants. Participants are paid out in cash based on the number of RSUs that vest.

Starting in 2012, the RSUs will be awarded and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results.

At the end of the given year, RSUs will be finally allocated. The number of RSUs that participants actually receive depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

allocated. The performance is based on SAP’s objectives set forth at the beginning of the plan. These objectives are closely linked to SAP’s 2015 goals, and include two key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit.

If both KPIs achieve at least a defined 80% threshold, RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest and RSUs awarded for that year will be forfeited.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year measurement period, whereas the RSUs for members of the Executive Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which then occurs in 2016.

The plans include a “look-back” provision, due to the fact that they are based on reaching the goals in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs awarded in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited.

The final financial effect of the EPP 2015 and the LTI Plan 2015 will depend on the number of vested RSUs actually to be paid out in cash and the SAP share price, and thus may be significantly above or below the budgeted amounts. Due to the IFRS accounting rules, the Company will record in 2012 almost all expense relating to the 2012 portion of the EPP plan and the majority of the total LTI plan expense. However, the actual amount may be significantly higher or lower than the Company’s estimate, and depends on the actual share price movement as well as the achievement of the financial KPIs.

SuccessFactors 2012 RSU plan

In connection with the SuccessFactors-acquisition (see Note 4), each unvested Restricted Share Unit (RSU) and share of restricted stock that was unvested immediately prior to the closing of the SuccessFactors acquisition remains subject to its vesting terms prior to the tender offer and will be cashed out at US$40 per RSU and restricted share held at vesting time (SAP’s purchase price of SuccessFactors shares at acquisition).

In the second quarter of 2012, we issued the following share-based payment plans to our employees:

Share Matching Plan 2012 (SMP 2012)

Under the SMP 2012, SAP offered its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive five SAP share free of charge for every three shares held. Four of the five bonus shares are to mark SAP’s 40th anniversary this year. The terms for the members of the senior leadership team (SLT) are different as they do not receive a discount. The participants purchased 1.8 million SAP shares in aggregate at a discounted share price of €28.94. The discount of €30.7 million was expensed immediately. The fair value of the right to a bonus share was estimated at grant date (June 6, 2012) at €42.54 per share using a risk-free interest rate of 0.14%, a dividend yield of 2.09%, and an expected life of three years.

Stock Option Plan 2012 (SOP 2012)

Under the Stock Option Plan 2012 (SOP 2012), we granted 8.3 million cash-based virtual stock options to members of the SLT and to SAP’s top reward (top talents and top performers).

The vesting period is three years and the contractual term of the program is six years. The exercise price is €49.28 and the fair value at grant date was €8.16.

(15) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2011, which are included in our 2011 Annual Report and our Annual Report 2011 on Form 20-F.

(16) Segment and Geographic Information

For information about the basis of our segment reporting and for information on our operating segments, see our 2011 Annual Report, Notes to the Consolidated Financial Statements section, Note (29).

In the first quarter of 2012, we made the following changes to our segment reporting compared to the status as described in Note (29) in our 2011 Annual Report:

In January 2012, SAP announced its decision to fully integrate Sybase in order to strengthen our position

INTERIM REPORT JANUARY – JUNE 2012	45

in the mobility and database markets. Following this decision, Sybase is no longer a separate component of SAP and the operating results of the previous Sybase segment are no longer reviewed by the Executive Board as chief operating decision makers (CODM) to make decisions about resources to be allocated to the segment and assess its performance. Instead, the Sybase activities have been integrated into our Product, Consulting, and Training segments. The segment results of prior periods have been adjusted accordingly. The previous Sybase segment included development expense and administration and other corporate expenses. As described in Note (29) in our 2011 Annual Report, such expenses are managed and reviewed at Group level only for the Product, Consulting, and Training segments. Since the integration of Sybase into these existing segments, the prior period segment results and the development expense and administration expense presented in the Reconciliation of Revenue and Segment Results have been adjusted accordingly.

In February 2012, we acquired SuccessFactors (see Note (4)). We are in the process of redefining our operating segments in the light of this acquisition. We are establishing a separate cloud unit to encompass not only SuccessFactors but also our existing cloud business. The cloud unit is expected to qualify as a separate reportable segment. However, due to the short time since acquisition, we have not yet finished establishing the cloud unit and we will not have finished adapting our management reporting to the new structure until the beginning of the third quarter. Therefore, the results of the acquired SuccessFactors business are not included in the existing segments but are instead presented in the reconciliation of the totals of segment revenues and segment profits to the corresponding income statement amounts. The results are included in the existing reconciling items adjustment recurring revenues, share-based payment expense and acquisition-related charges as far as they are attributable to these items. The remaining amounts are presented separately as amounts from unallocated acquisitions.

In connection with the acquisition of SuccessFactors, we have also widened our range of revenues for which acquisition-related deferred revenue write downs are adjusted. In addition to the adjustments for deferred revenue write down for support revenue, we will also make such deferred revenue write down adjustments for cloud subscription revenue and other similarly recurring revenues.

External Revenue and Results from Reportable Segments

				Q2 2012
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,987	745	102	3,834
Segment profit from reportable segments	1,704	180	43	1,927
Depreciation and amortization directly attributable to each segment	–6	–4	0	–10

				Q2 2011
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	2,483	721	94	3,298
Segment profit from reportable segments	1,444	202	36	1,682
Depreciation and amortization directly attributable to each segment	–4	–2	0	–6

			1/1/-6/30/2012
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	5,482	1,482	186	7,150
Segment profit from reportable segments	3,046	336	72	3,454
Depreciation and amortization directly attributable to each segment	–12	–7	–1	–20

			1/1/-6/30/2011
€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	4,731	1,426	171	6,328
Segment profit from reportable segments	2,718	377	59	3,154
Depreciation and amortization directly attributable to each segment	–8	–5	–1	–14

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Reconciliation of Revenues and Segment Results

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
External revenue from reportable segments	3,834	7,150	3,298	6,328
External revenue from services provided outside of the reportable segments	5	10	10	21
Adjustment recurring revenues	–18	–25	–8	–25
External revenue from unallocated acquisitions	77	112	0	0
Total revenue	3,898	7,135	3,300	6,324

Segment profit from reportable segments	1,927	3,454	1,682	3,154
External revenue from services provided outside of the reportable segments	5	10	10	21
Adjustment recurring revenues	–18	–25	–8	–25
Development expense, not included in the segment result — management view	–530	–1,003	–471	–959
Administration and other corporate expenses, not included in the segment result — management view	–201	–414	–202	–418
Restructuring	–4	–4	–1	–1
Share-based payment expense	–98	–181	–32	–84
TomorrowNow litigation / Loss from discontinued operations	–2	5	–10	–12
Acquisition-related charges	–130	–250	–111	–222
Operating profit from unallocated acquisitions which are not included in other line items	–28	–41	0	0
Operating profit	921	1,551	857	1,454
Other non-operating income/expense, net	–45	–53	–35	–34
Finance income, net	–11	–26	–18	–32
Profit before tax	865	1,472	804	1,388

Geographic Information

The tables below show the breakdown of software revenue by location of negotiation and by customer location. These presentations reflect the fact that in some cases software contracts are negotiated and the customer’s buying decision is made in one country but an affiliated legal entity of the same customer in another country serves as the contracting party. A revenue by region reporting based on the customer location attributes the revenue to the home country of the contracting legal entity. SAP believes that the location of the contract negotiation provides more useful insight into where the revenue was earned. Going forward, SAP will report both, software revenue by customer location and software revenue by location of negotiation. Between these two views the attribution of software revenues to the different geographies only differs for transactions where, based on objective evidence, all contract negotiations were performed in a country other than the domicile of the legal entity contracting on the customer’s behalf. Under both views the software revenue from a given contract is always attributed to one geography, i.e. revenues are not split between geographies.

Software Revenue by Region

By places where contracts were negotiated

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
EMEA	419	694	344	611
Americas	435	674	329	574
APJ	205	328	164	267
SAP Group	1,059	1,696	838	1,453

By customer location

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
EMEA	453	731	344	611
Americas	395	631	329	574
APJ	210	333	164	267
SAP Group	1,059	1,696	838	1,453

INTERIM REPORT JANUARY – JUNE 2012	47

Software and Software-Related Service Revenue by Sales Destination

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
Germany	436	807	397	728
Rest of EMEA	1,026	1,887	852	1,647
Total EMEA	1,462	2,694	1,249	2,375
United States	843	1,535	675	1,295
Rest of Americas	292	546	230	451
Total Americas	1,135	2,081	904	1,746
Japan	171	315	137	261
Rest of APJ	356	652	289	525
Total APJ	527	967	426	785
SAP Group	3,124	5,743	2,579	4,906

Revenue by Sales Destination

€ millions	Q2 2012	1/1/- 6/30/2012	Q2 2011	1/1/- 6/30/2011
Germany	575	1,092	554	1,040
Rest of EMEA	1,233	2,291	1,060	2,057
EMEA	1,808	3,383	1,614	3,097
United States	1,085	1,998	884	1,703
Rest of Americas	382	715	304	596
Americas	1,468	2,714	1,187	2,299
Japan	195	360	153	292
Rest of APJ	427	791	345	636
APJ	622	1,151	498	929
SAP Group	3,898	7,248	3,300	6,324

(17) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For further information on related party transactions, see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (31).

Release of the Interim Financial Statements

The Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the period ended June 30, 2012, for issuance on July 23, 2012.

48	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the consolidated interim financial statements give a true and fair view of the assets, finances, and operating results of the Group, and the interim Management Report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Walldorf, July 23, 2012

SAP AG

Walldorf, Baden

The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Lars Dalgaard

Gerhard Oswald	Vishal Sikka

INTERIM REPORT JANUARY – JUNE 2012	49

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,059	0	1,059	–63	996	838	0	838	26	26	19
Support	2,013	1	2,014	–93	1,921	1,737	8	1,745	16	15	10
Cloud subscriptions and support	52	17	69	–7	62	4	0	4	1,200	1,625	1,450
Software and software-related service revenue	3,124	18	3,142	–163	2,979	2,579	8	2,587	21	21	15
Consulting	617	0	617	–32	585	579	0	579	7	7	1
Other services	157	0	157	–6	151	142	0	142	11	11	6
Professional services and other service revenue	774	0	774	–38	736	721	0	721	7	7	2
Total revenue	3,898	18	3,916	–201	3,715	3,300	8	3,308	18	18	12

Operating Expense Numbers
Cost of software and software-related services	–568	77	–491			–495	69	–426	15	15
Cost of professional services and other services	–644	34	–610			–558	11	–547	15	12
Total cost of revenue	–1,212	111	–1,101			–1,053	80	–973	15	13
Gross profit	2,686	129	2,815			2,247	88	2,335	20	21
Research and development	–568	45	–523			–468	18	–450	21	16
Sales and marketing	–972	56	–916			–743	39	–704	31	30
General and administration	–222	16	–206			–170	6	–164	31	26
Restructuring	–4	4	0			–1	1	0	>100	0
TomorrowNow litigation	–2	2	0			–10	10	0	–80	0
Other operating income/expense, net	3	0	3			2	0	2	50	50
Total operating expenses	–2,977	234	–2,743	126	–2,617	–2,443	154	–2,289	22	20	14

Profit Numbers
Operating profit	921	252	1,173	–75	1,098	857	162	1,019	7	15	8
Other non-operating income/expense, net	–45	0	–45			–35	0	–35	29	29
Finance income	28	0	28			20	0	20	40	40
Finance Cost TomorrowNow litigation	0	0	0			0	0	0	0	0
Other finance costs	–39	0	–39			–38	0	–38	3	3
Finance costs	–39	0	–39			–38	0	–38	3	3
Financial income, net	–11	0	–11			–18	0	–18	–39	–39
Profit before tax	865	252	1,117			804	162	966	8	16
Income tax TomorrowNow litigation	1	–1	0			0	0	0	N/A	0
Other income tax expense	–205	–81	–286			–216	–47	–263	–5	9
Income tax expense	–204	–82	–286			–216	–47	–263	–6	9
Profit after tax	661	170	831			588	115	703	12	18
Profit attributable to non-controlling interests	0	0	0			1	0	1	–100	–100
Profit attributable to owners of parent	661	170	831			587	115	702	13	18

Key Ratios
Operating margin in %	23.6		30.0		29.6	26.0		30.8	–2.4pp	–0.8pp	–1.2pp
Effective tax rate in %	23.6		25.6			26.9		27.2	–3.3pp	–1.6pp
Basic earnings per share, in €	0.55		0.70			0.49		0.59	12	19

50	SUPPLEMENTARY FINANCIAL INFORMATION

	for the six months ended June 30
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,696	0	1,696	–77	1,619	1,453	0	1,453	17	17	11
Support	3,966	2	3,968	–136	3,832	3,445	25	3,470	15	14	10
Cloud subscriptions and support	81	23	104	–9	95	8	0	8	913	1,200	1,088
Software and software-related service revenue	5,743	25	5,768	–222	5,546	4,906	25	4,931	17	17	12
Consulting	1,214	0	1,214	–46	1,168	1,148	0	1,148	6	6	2
Other services	291	0	291	–9	282	270	0	270	8	8	4
Professional services and other service revenue	1,505	0	1,505	–55	1,450	1,418	0	1,418	6	6	2
Total revenue	7,248	25	7,273	–277	6,996	6,324	25	6,349	15	15	10

Operating Expense Numbers
Cost of software and software-related services	–1,106	149	–957			–990	146	–844	12	13
Cost of professional services and other services	–1,268	64	–1,204			–1,134	24	–1,110	12	8
Total cost of revenue	–2,374	213	–2,161			–2,124	170	–1,954	12	11
Gross profit	4,874	238	5,112			4,200	195	4,395	16	16
Research and development	–1,091	68	–1,023			–966	41	–925	13	11
Sales and marketing	–1,802	110	–1,692			–1,420	77	–1,343	27	26
General and administration	–431	40	–391			–347	18	–329	24	19
Restructuring	–4	4	0			–1	1	0	>100	0
TomorrowNow litigation	5	–5	0			–12	12	0	<-100	0
Other operating income/expense, net	1	0	1			0	0	0	N/A	N/A
Total operating expenses	–5,696	430	–5,266	171	–5,095	–4,870	319	–4,551	17	16	12

Profit Numbers
Operating profit	1,551	456	2,007	–106	1,901	1,454	344	1,798	7	12	6
Other non-operating income/expense, net	–53	0	–53			–34	0	–34	56	56
Finance income	52	0	52			49	0	49	6	6
Finance costs TomorrowNow litigation	–1	1	0			0	0	0	N/A	0
Other finance costs	–77	0	–77			–81	0	–81	–5	–5
Finance costs	–78	1	–77			–81	0	–81	–4	–5
Financial income, net	–26	1	–25			–32	0	–32	–19	–22
Profit before tax	1,472	457	1,929			1,388	344	1,732	6	11
Income tax TomorrowNow litigation	–1	1	0			0	0	0	N/A	0
Other income tax expense	–367	–148	–515			–397	–104	–501	–8	3
Income tax expense	–368	–147	–515			–397	–104	–501	–7	3
Profit after tax	1,104	310	1,414			991	240	1,231	11	15
Profit attributable to non-controlling interests	0	0	0			1	0	1	–100	–100
Profit attributable to owners of parent	1,104	310	1,414			990	240	1,230	12	15

Key Ratios
Operating margin in %	21.4		27.6		27.2	23.0		28.3	–1.6pp	–0.7pp	–1.1pp
Effective tax rate in %	25.0		26.7			28.6		28.9	–3.6pp	–2.2pp
Basic earnings per share, in €	0.93		1.19			0.83		1.04	12	14

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2012	51

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region. Software revenue by region is based on location of negotiation whereas software and software-related service revenue by region and total revenue by region are based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended June 30
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	419	0	419	–5	414	344	0	344	22	22	20
Americas	435	0	435	–40	395	329	0	329	32	32	20
APJ	205	0	205	–18	187	164	0	164	25	25	14
Software revenue	1,059	0	1,059	–63	996	838	0	838	26	26	19
Software and software-related service revenue by region
Germany	436	0	436	0	436	397	0	397	10	10	10
Rest of EMEA	1,026	0	1,026	–20	1,006	852	2	854	20	20	18
Total EMEA	1,462	0	1,462	–20	1,442	1,249	2	1,251	17	17	15
United States	843	18	861	–96	765	675	4	679	25	27	13
Rest of Americas	292	0	292	–3	289	230	1	231	27	26	25
Total Americas	1,135	18	1,153	–99	1,054	904	5	909	26	27	16
Japan	171	0	171	–21	150	137	0	137	25	25	9
Rest of APJ	356	0	356	–23	333	289	0	289	23	23	15
Total APJ	527	0	527	–44	483	426	1	427	24	23	13
Software and software-related service revenue	3,124	18	3,142	–163	2,979	2,579	8	2,587	21	21	15
Total revenue by region
Germany	575	0	575	0	575	554	0	554	4	4	4
Rest of EMEA	1,233	0	1,233	–23	1,210	1,060	2	1,062	16	16	14
Total EMEA	1,808	0	1,808	–23	1,785	1,614	2	1,616	12	12	10
United States	1,085	18	1,103	–122	981	884	4	888	23	24	10
Rest of Americas	382	0	382	–5	377	304	1	305	26	25	24
Total Americas	1,468	18	1,486	–127	1,359	1,187	5	1,192	24	25	14
Japan	195	0	195	–25	170	153	0	153	27	27	11
Rest of APJ	427	0	427	–26	401	345	0	345	24	24	16
Total APJ	622	0	622	–51	571	498	1	499	25	25	14
Total revenue	3,898	18	3,916	–201	3,715	3,300	8	3,308	18	18	12

52	SUPPLEMENTARY FINANCIAL INFORMATION

	for the six months ended June 30
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	694	0	694	–6	688	611	0	611	14	14	13
Americas	674	0	674	–49	625	574	0	574	17	17	9
APJ	328	0	328	–22	306	267	0	267	23	23	15
Software revenue	1,696	0	1,696	–77	1,619	1,453	0	1,453	17	17	11
Software and software-related service revenue by region
Germany	807	0	807	0	807	728	0	728	11	11	11
Rest of EMEA	1,887	1	1,888	–26	1,862	1,647	7	1,654	15	14	13
Total EMEA	2,694	1	2,695	–26	2,669	2,375	7	2,382	13	13	12
United States	1,535	24	1,559	–125	1,434	1,295	14	1,309	19	19	10
Rest of Americas	546	0	546	–4	542	451	2	453	21	21	20
Total Americas	2,081	24	2,105	–129	1,976	1,746	16	1,762	19	19	12
Japan	315	0	315	–32	283	261	1	262	21	20	8
Rest of APJ	652	0	652	–34	618	525	1	526	24	24	17
Total APJ	967	0	967	–66	901	785	2	787	23	23	14
Software and software-related service revenue	5,743	25	5,768	–222	5,546	4,906	25	4,931	17	17	12
Total revenue by region
Germany	1,092	0	1,092	0	1,092	1,040	0	1,040	5	5	5
Rest of EMEA	2,291	1	2,292	–30	2,262	2,057	7	2,064	11	11	10
Total EMEA	3,383	1	3,384	–30	3,354	3,097	7	3,104	9	9	8
United States	1,998	24	2,022	–160	1,862	1,703	14	1,717	17	18	8
Rest of Americas	715	0	715	–7	708	596	2	598	20	20	18
Total Americas	2,714	24	2,738	–168	2,570	2,299	16	2,315	18	18	11
Japan	360	0	360	–37	323	292	1	293	23	23	10
Rest of APJ	791	0	791	–41	750	636	1	637	24	24	18
Total APJ	1,151	0	1,151	–78	1,073	929	2	931	24	24	15
Total revenue	7,248	25	7,273	–277	6,996	6,324	25	6,349	15	15	10

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Non-IFRS Measures online (www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – JUNE 2012	53

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2011	Q2/2011	Q3/2011	Q4/2011	TY 2011	Q1/2012	Q2/2012
Software (IFRS)	615	838	875	1,779	4,107	637	1,059
Revenue adjustment*	0	0	0	0	0	0	0
Software (non-IFRS)	615	838	875	1,779	4,107	637	1,059
Support (IFRS)	1,708	1,737	1,812	1,936	7,194	1,953	2,013
Revenue adjustment*	17	8	1	1	27	1	1
Support (non-IFRS)	1,725	1,745	1,813	1,937	7,221	1,954	2,014
Cloud subscriptions and support (IFRS)	4	4	4	6	18	29	52
Revenue adjustment*	0	0	0	0	0	6	17
Cloud subscriptions and support (non-IFRS)	4	4	4	6	18	35	69
Software and software-related service revenue (IFRS)	2,327	2,579	2,691	3,721	11,319	2,619	3,124
Revenue adjustment*	17	8	1	1	27	7	18
Software and software-related service revenue (non-IFRS)	2,344	2,587	2,692	3,722	11,346	2,626	3,142
Total revenue (IFRS)	3,024	3,300	3,409	4,499	14,233	3,350	3,898
Revenue adjustment*	17	8	1	1	27	7	18
Total revenue (non-IFRS)	3,041	3,308	3,410	4,500	14,260	3,357	3,916
Operating profit (IFRS)	597	857	1,759	1,668	4,881	631	921
Revenue adjustment*	17	8	1	1	27	7	18
Expense adjustment*	165	154	–629	112	–198	196	234
Operating profit (non-IFRS)	779	1,019	1,131	1,781	4,710	834	1,173
Operating margin (IFRS) in %	19.7	26.0	51.6	37.1	34.3	18.8	23.6
Operating margin (non-IFRS) in %	25.6	30.8	33.2	39.6	33.0	24.8	30.0
Effective tax rate (IFRS) in %	30.9	26.9	28.7	26.3	27.9	26.9	23.6
Effective tax rate (non-IFRS) in %	31.0	27.2	23.3	26.4	26.6	28.1	25.6
Earnings per share, basic in € (IFRS)	0.34	0.49	1.05	1.01	2.89	0.37	0.55
Earnings per share, basic in € (non-IFRS)	0.44	0.59	0.72	1.07	2.83	0.49	0.70
Net cash flows from operating activities	1,592	678	696	809	3,775	2,071	329
Purchases of intangible assets and property, plant and equipment	–141	–107	–81	–116	–445	–113	–162
Free cash flow	1,451	571	615	693	3,330	1,958	167
Days sales outstanding (DSO) in days**	66	63	62	60	60	60	61
Headcount***	53,872	54,043	54,589	55,765	55,765	59,420	60,972
Total revenue per employee in thousands of € (IFRS)	56	61	62	81	255	56	64
Operating profit per employee in thousands of € (IFRS)	11	16	32	30	88	11	15

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

54	SUPPLEMENTARY FINANCIAL INFORMATION

ADDITIONAL INFORMATION

Financial Calendar

July 24, 2012

Second-quarter 2012 earnings release,

telephone conference

October 24, 2012

Third-quarter 2012 earnings release,

telephone conference

January 23, 2013

Fourth-quarter and full year 2012 preliminary earnings release, telephone conference

Investor Services

SAP offers additional services and resources at our investor relations Web site, www.sap.com/investor, to help investors learn more about SAP stock including, for example, our e-mail newsletter and text message services as well as Twitter messages.

The interactive online version of our Annual Report is available at www.sapannualreport.com. Our 2011 Annual Report and our 2011 Annual Report on Form 20-F as PDF files are available at www.sap.com/investor. Follow the link to Financial Reports and then to the period you are interested in.

SAP’s interactive online Sustainability Report is also available at www.SAPSustainabilityReport.com. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:

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Tel. +49 6227 7-67336

Fax +49 6227 7-40805

Americas

Tel. +1 877 727 7862

Fax +1 212 653 9602

Addresses

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Tel. +49 6227 7-47474

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E-mail info@sap.com

All international subsidiaries are listed on: www.sap.com/contactsap/directory

Information about Content:

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Published on July 24, 2012

INTERIM REPORT JANUARY – JUNE 2012	55